Exhibit 99.3

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P.
AND SUBSIDIARIES

CONSOLIDATED FINANCIAL
STATEMENTS

AS OF AND FOR THE YEAR ENDED
DECEMBER 31, 2020

Independent auditor’s report

To the shareholders

Interconexión Eléctrica S.A. E.S.P. and its subsidiaries

We have audited the consolidated financial statements of Interconexión Eléctrica S.A. E.S.P. and subsidiaries (hereinafter, the Company), which comprise the consolidated statement of financial position as of December 31, 2020 and the related consolidated statements of income and other comprehensive income (loss), changes in shareholders’ equity and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

Management´s Responsibilities for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Financial Information Standards Accepted in Colombia; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibilities

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Basis for Qualified Opinion

The Company’s consolidated financial statements do not disclose comparative information in respect of the preceding period as specified in International Accounting Standards 1, Presentation of Financial Statements. In our opinion, disclosure of this information is required by Financial Information Standards Accepted in Colombia.

Qualified Opinion

In our opinion, except for the omission of the information described in the Basis for Qualified Opinion paragraph, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and the consolidated results of its operations and its cash flows for the year then ended in accordance with Financial Information Standards Accepted in Colombia.

Accounts Receivable from the Brazilian Government

As described in Note 5 of the consolidated financial statements, CTEEP, a subsidiary of Interconexión Eléctrica S.A. E.S.P. through ISA Capital do Brasil, recorded a net balance of accounts receivable from the Sao Paulo State of approximately $1,175,056 million, related to the impacts of Law 4.819 of 1958, which granted to the employees of companies subject to the control of the Sao Paulo State benefits already granted to other public servers. CTEEP has undertaken legal actions before the respective State authorities to collect these accounts receivable. The accompanying financial statements do not include adjustments that could result from the outcome of this uncertainty. Our opinion is not modified by this matter.

/s/ Cesar Colodete Lucas
Independent Auditor

Medellín, Colombia
October 26, 2021

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2020

Amounts expressed in millions of Colombian pesos

	Note	2020
ASSETS
Current assets
Cash and cash equivalents	4	3,781,713
Trade receivables	5	4,084,344
Other financial assets	5.2	1,086,663
Current tax receivable	18.3	260,466
Inventories	8	100,645
Other assets	6	394,877
Loans receivable from related parties	5	77
Total current assets		9,708,785

Non-current assets
Restricted cash	7	217,646
Investments in associates and joint ventures	9	3,124,526
Investments in financial instruments		17,102
Trade receivables	5	18,845,842
Other financial assets	5.2	148
Inventories	8	64,521
Property, plant, and equipment	10	12,179,180
Intangible assets	11	8,277,346
Other assets	6	128,094
Deferred tax assets and other tax receivable	18.2-18.3	1,613,592
Loans receivable from related parties	5	17,287
Total non-current assets		44,485,284
Total assets		54,194,069

LIABILITIES AND EQUITY
Current liabilities
Loans and borrowings	13	1,266,015
Accounts payable	14	996,635
Employee benefits	19	120,979
Current tax payable	18.4	376,021
Provisions	17	368,985
Other liabilities and deferred revenue	20	274,406
Total current liabilities		3,403,041

Non-current liabilities
Loans and borrowings	13	21,202,820
Accounts payable	14	222,268
Employee benefits	19	781,100
Provisions	17	247,877
Other liabilities and deferred revenue	20	1,541,354
Deferred tax liabilities and tax payable	18.2 18.4	6,649,416
Total non-current liabilities		30,644,835
Total liabilities		34,047,876

EQUITY
Subscribed and paid-in capital	21.1	36,916
Additional paid-in capital	21.2	1,428,128
Reserves	21.5	6,241,845
Retained earnings		5,266,872
Other comprehensive income		194,014
Equity attributable to equity holders of the parent		13,167,775
Non-controlling interests		6,978,418
Total equity		20,146,193
Total equity and liabilities		54,194,069

See notes accompanying to consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

Year ended as of December 31, 2020

Amounts expressed in millions of Colombian pesos, except otherwise noted.

	Note	2020
Revenues from contracts with customers	22	9,110,847
Operating costs	24.1	(3,864,858)
Gross profit		5,245,989

Administrative expenses	24.2	(726,339)
Effect of periodic tariff review	25	1,056,979
Share of profit of associates and joint ventures	26	519,366
Other income		115,334
Operating profit		6,211,329

Financial results	27	(1,372,872)

Profit before taxes		4,838,457

Income tax expense	18.1	(1,074,232)

Net profit for the year		3,764,225

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement losses from defined benefit plans, net of taxes		(51,194)
		(51,194)

Items that may be reclassified to profit or loss in subsequent periods:
Unrealized losses from cash-flow hedges, net of taxes		(125,368)
Foreign currency translation losses		(3,797,001)
		(3,922,369)
Other comprehensive loss for the year, net of tax		(3,973,563)

TOTAL COMPREHENSIVE LOSS FOR THE YEAR, NET OF TAX		(209,338)

Net profit attributable to:
Non-controlling interest		1,705,034
Owners of parent		2,059,191
		3,764,225

Comprehensive loss attributable to:
Owners of the parent company		1,473,282
Non-controlling interest		(1,682,620)
		(209,338)

Basic and diluted earnings per share attributable to equity holders of the parent (Colombian Pesos)	21.3	1,859

See notes accompanying to consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS

Year ended as of December 31, 2020

Amounts expressed in millions of Colombian pesos.

		2020
CASH FLOWS FROM OPERATING ACTIVITIES
Collections from trade receivables		7,887,505
Payments to suppliers for the provision of goods and services		(3,042,266)
Payments to and on behalf of employees		(916,637)
Other payments		(254,819)
		3,673,783
Income taxes paid		(907,034)
Net cash flows from operating activities		2,766,749

CASH FLOWS USED IN INVESTMENT ACTIVITIES
Acquisition of subsidiaries, net of cash acquired	2.3	(793,129)
Acquisition of interest in joint ventures		(146,304)
Purchase of properties, plant, and equipment		(1,287,898)
Purchase of intangible assets		(672,148)
Cash advances and loans granted to related parties		(484,131)
Dividends received		108,922
Interest received		84,664
Other cash inflows		107,609
Net cash used in investment activities		(3,082,415)

CASH FLOWS USED IN FINANCING ACTIVITIES
Proceeds from loans and borrowings	13	4,926,611
Repayment of loans and borrowings		(2,553,392)
Repayment of lease liabilities	12	(71,040)
Dividends paid		(1,252,876)
Interest paid		(1,334,485)
Other cash outflows		(193,160)
Net cash used in financing activities		(478,342)

Effects of exchange rate variation in cash and cash equivalents		2,088,520
Net increase in cash and cash equivalents		1,294,512
Cash and cash equivalents at the beginning of the year		2,487,201
Cash and cash equivalents at the end of the year		3,781,713

See notes accompanying to consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended as of December 31, 2020

Amounts expressed in millions of Colombian pesos

	Attributable to the equity holders of the parent
			RESERVES
						For rehabilitation
						and			Other
	Subscribed and	Additional		By tax	For equity	replacement of	Total	Retained	comprehensive	Non-controlling	Total
	paid-in capital	paid-in capital	Legal	regulation	strengthening	STN assets	reserves	earnings	income	interest
NOTE	21.1	21.2			21.5
Balance as of December 31, 2019	36,916	1,428,128	18,458	898,802	4,391,329	37,434	5,346,023	4,851,186	779,923	8,661,038	21,103,214
Appropriation approved by the General Shareholders’ Meeting	—	—	—	—	8,95,822	—	8,95,822	(8,95,822)	—	—	—
Ordinary dividends at COP 675 per share and per share settled on 1.107.677.894 outstanding shares	—	—	—	—	—	—	—	(747,683)	—	—	(747,683)
Foreign currency translation	—	—	—	—	—	—	—	—	(409,347)	(3,387,654)	(3,797,001)
Remeasurement losses from defined benefit pension plan and unrealized losses from cash-flow hedges	—	—	—	—	—	—	—	—	(176,562)	—	(176,562)
Net profit for the year	—	—	—	—	—	—	—	2,059,191	—	1,705,034	3,764,225
Balance as of December 31, 2020	36,916	1,428,128	18,458	898,802	5,287,151	37,434	6,241,845	5,266,872	194,014	6,978,418	20,146,193

See notes accompanying to consolidated financial statements.

INTERCONEXIÓN ELÉCTRICA S.A. E.S.P. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2020

(Amounts expressed in millions of Colombian pesos, except otherwise noted)

1.	General information

Interconexión Eléctrica S.A. E.S.P. (“ISA” or the “Company”), with headquarters in Medellín, was incorporated as joint stock company by public deed No. 3057, issued by the 8th Notary Office of the Notarial Circuit of Bogotá on September 14, 1967.

On November 22, 1996, by public deed No. 746 issued by the Sole Notary Office of Sabaneta, ISA changed its legal nature to Mixed Utility Company, incorporated as a Joint Venture of commercial and national nature, linked to the Ministry of Mines and Electricity, with indefinite term, and subject to the legal regime provided for by Law 142 of 1994, a situation that materialized on January 15, 1997 with the entry of private contributions.

In accordance with the considerations of the Constitutional Court in its ruling C-736 dated September 19, 2007, ISA has a special legal nature by being defined as a Mixed Utility Company, decentralized by services, which is part of the executive branch of the public power with special and legal regime of private law.

Headquarters are in Medellín, calle 12 Sur # 18-168.

The principal activities of ISA and its subsidiaries (collectively, “The Group”) are:

●	The provision of the Electricity Transmission services.
●	The development of information and telecommunication technology systems, activities, and services.
●	The direct or indirect participation in activities and services related to the transport of other energies.
●	The provision of technical and non-technical services related to its principal activities.
●	The development of infrastructure projects and their commercial operation.
●	The investment in other companies.
●	Design, construction, operation, and maintenance of road infrastructure.

2.	Significant Accounting Policies

2.1	Basis of Preparation

The Group prepares its consolidated financial statements in accordance with Financial Information Standards Accepted in Colombia (“NCIF”), which are compiled and updated through Decree 2270 of 2019 based on Decree 2420 of 2015 and subsequent modifications and other legal provisions applicable to entities supervised and/or controlled by the Colombian Superintendence of Corporations and General Accounting Office (“Contaduría General de la Nación”). The Financial Information Standards Accepted in Colombia correspond to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

The Group´s consolidated financial statements as of and for the year ended December 31, 2020, prepared under Financial Information Standards Accepted in Colombia do not present any significant differences as compared with International Financial Reporting Standards issued by the IASB.

The consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and debt and equity financial assets that have been measured at fair value.

The consolidated financial statements are presented in Colombian pesos and all values are rounded to the nearest million, except when otherwise indicated.

The Group has prepared the consolidated financial statements on the basis that it will continue to operate as a going concern.

2.2	Consolidation principles

The consolidated financial statements include the financial statements of ISA and all of its subsidiaries, including structured entities that are controlled by ISA as of December 31, 2020. Subsidiaries are entities over which the Group exerts direct or indirect control.

Structured entities are established through contractual agreements with financial institutions for the management of resources that do not have voting rights. Structured entities over which ISA exerts control are Fundo de Investimento Referenciado di Bandeirantes, Fundo de Investimento Xavantes Referenciado di, Fundo de Investimento Assis and Fundo de Investimento Barra Bonita Renda Fixa Referenciado through the subsidiary ISA CTEEP.

The Group controls an entity when it exerts control over it (through existing rights that grant it the authority to direct the entity´s relevant activities); when it is exposed to or has rights to variable returns from its involvement with the entity and it has the ability to affect those returns through its power over the same. This occurs when ISA has less than the majority of the voting rights over an investee but still has the power over the investee to direct the entity’s relevant activities unilaterally.

The Group considers all relevant facts and circumstances when evaluating whether it controls an investee, including:

●	The percentage of voting rights, and the participation and dispersion of percentages of voting rights held by others;
●	Potential voting rights held by the Group and others;
●	Rights arising from contractual agreements; and
●	Any additional facts or circumstances indicating that the Group has, or lacks, the current ability to direct relevant activities when decision-making is needed, including voting patterns in previous shareholders’ meetings.

The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Group’s control commences over the subsidiary, until the date on which control ceases.

All intercompany assets and liabilities, revenues, expenses, and cash flows related to the Group’s intercompany transactions are eliminated in consolidation. Non-controlling interest represents the portion of the income, other comprehensive income and net assets in subsidiaries that are not attributable to ISA’s shareholders.

On the date the Group obtains control over an entity, the subsidiary´s assets and liabilities are recorded at fair value, excluding certain assets and liabilities that are recorded following the valuation principles set out in other IFRS.

Investments in subsidiaries are recorded based on financial statements as of the reporting date, under Financial Information Standards Accepted in Colombia (“NCIF”) and translated into Colombian pesos according to the provisions of IAS 21, based on their functional currency and using the U.S. dollar as reference currency. The income and financial position of subsidiaries of ISA that use a functional currency that is different from the presentation currency, are translated into the presentation currency as follows:

a.	Assets and liabilities are translated into Colombian pesos at the closing rate, which corresponds to the Representative Market Rate (RMR) on the balance sheet date, certified by the Financial Superintendence of Colombia.
b.	Revenue and expense items are translated into Colombian pesos at the average exchange rate in force at the end of each period, unless it changes significantly, in which case the exchange rates of the date when the transaction is performed, are to be used.
c.	Equity is stated at the historical exchange rate on the acquisition or contribution date, and at the average exchange rate on the date of generation, in the case of accumulated income.
d.	If applicable, exchange differences that arise are recognized in other comprehensive income and are accumulated in equity, in gains (losses) from conversion exchange differences (attributed to the non-controlling interest, as appropriate).

Accounting policies of the Group’s subsidiaries, associates, and jointly controlled companies are applied consistently. In the investments in associates and joint ventures, the Group applies the equity method of accounting.

An associate is an entity over which the Company is able to exercise significant influence, through the power to participate in decisions about its operating and financial policies.

In general, the significant influence is presumed in cases where the Group’s interest in an associate exceed 20%, even though, as in the case of control, it must be evaluated.

A joint venture is an agreement whereby the parties exerting joint control have rights to the net assets of the entity. Joint control only occurs when the decisions on relevant activities require the unanimous consent of the parties sharing control.

The equity method is a method of accounting whereby the investment in associates and jointly controlled entities is initially recognized at cost and adjusted thereafter for the post-acquisition change in the investor’s share of the investee’s net assets. The net profit or loss for the period and other comprehensive income of the entity that applies the equity method include its share of the profit or loss for the period and other comprehensive income of the entity. Dividends received from these entities are recorded as lower value of the investment in the associate or jointly controlled entity.

Transactions that imply a loss of control or significant influence over an associate or a jointly controlled entity are accounted for by recognizing any retained interest at its fair value, and the gain or loss resulting from the transaction is recognized in the income for the period, including the corresponding items of other comprehensive income.

Regarding transactions that do not imply a loss of control or significant influence over the associate or jointly controlled entity, the equity method remains being applied and the portion of the gain or loss recognized in other comprehensive income relating to the reduction in the stake of the property is reclassified in income.

The following is the ownership interest that ISA holds in its consolidated subsidiaries as of December 31, 2020:

Subsidiary	2020
ISA TRANSELCA	100.00
XM (*)	99.73
SISTEMAS INTELIGENTES EN RED	99.77
ISA INTERCOLOMBIA	100.00
INTERNEXA	99.42
RUTA COSTERA	100.00
ISA INTERVIAL COLOMBIA	100.00
ISA REP	60.00
ISA PERÚ	100.00
CONSORCIO TRANSMANTARO	60.00
PROYECTOS DE INFRAESTRUCTURA DEL PERÚ	100.00
INTERNEXA PERÚ	99.42
ORAZUL ELECTRICITY GROUP	100.00
ORAZUL ELECTRICITY TRANSMISION	99.98
ETENORTE	99.98
ETESELVA	99.98
ISA INVERSIONES CHILE	100.00
ISA INVERSIONES MAULE	—
ISA INTERVIAL CHILE	100.00
RUTA DEL MAIPO	100.00
RUTA DE LA ARAUCANÍA	100.00
RUTA DE LOS RÍOS	75.00
RUTA DEL BOSQUE	100.00
RUTA DEL MAULE	100.00
RUTA DEL LOA	100.00
ISA INVERSIONES TOLTEN	100.00
ISA INTERCHILE	100.00
INTERNEXA CHILE	98.43
ISA INVERSIONES COSTERA CHILE	100.00
INTERCONEXIONES VIALES	65.00
ISA CTEEP	35.82
ISA CAPITAL DO BRASIL	100.00
INTERLIGAÇÃO ELÉTRICA PINHEIROS	35.82
INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS	35.82
INTERLIGAÇÃO ELÉTRICA SERRA DO JAPI	35.82
EVRECY PARTICIPAÇÕES	35.82
INTERLIGAÇÃO ELÉTRICA TIBAGI	35.82
INTERLIGAÇÃO ELÉTRICA AGUAPEÍ	35.82
INTERLIGAÇÃO ELÉTRICA ITAQUERÊ	35.82
INTERLIGAÇÃO ELÉTRICA ITAPURA	35.82
INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE	35.82
INTERLIGAÇÃO ELÉTRICA SUL	35.82
INTERLIGAÇÃO ELÉTRICA ITAÚNES	35.82
INTERLIGAÇÃO ELÉTRICA BIGUAÇU	35.82
INTERLIGAÇÃO ELÉTRICA RIACHO GRANDE	35.82
ISA INVESTIMENTOS E PARTICIPAÇÕES	100.00
INTERNEXA BRASIL OPERADORA DE TELECOMUNICAÇÕES	99.42
INTERNEXA PARTICIPAÇÕES	99.42
ISA BOLIVIA	100.00
INTERNEXA ARGENTINA	99.42
LINEAR SYSTEMS RE	100.00

(*) XM is the subsidiary responsible for managing the electricity trading system in Colombia. As part of its responsibility as the sole intermediary of the Electricity Sector in Colombia, XM collects cash from third-party agents and distributes them to the third-party beneficiaries under a pass-through arrangement. As of December 31, 2020, XM had cash and accounts payable balances of COP 590,842, managed under this pass-through-type of arrangement.

2.3	Business combinations

2.3.1ORAZUL ELECTRICITY GROUP

The Group, through its subsidiary ISA PERU, entered into an agreement for the acquisition of 100% interest in ORAZUL ELECTRICITY GROUP and 0.004% interest in ORAZUL ELECTRICITY TRANSMISSION. On August 24, 2020, upon meeting the closing conditions the acquisition was completed.

ORAZUL ELECTRICITY GROUP holds a 99.976% ownership in ORAZUL ELECTRICITY TRANSMISSION, which holds a 99.999% interest in ETENORTE and ETESELVA, concessions acquired in perpetuity that operate six electric electricity transmission lines in Peru, totaling 746 kilometers of circuit. The transmission lines located in central and northern Peru in the departments of Ancash, Cajamarca, Huánuco, Lambayeque, and Uyacali operate in the Peruvian Primary Transmission System (SPT) and Secondary Transmission System (SST).

This transaction had the purpose of increasing the Group’s presence in the Peruvian market and increased its market share to 73% based on revenue, thus consolidating its position as the largest electricity transmission company in Peru.

The consideration paid for the acquisition of control of ORAZUL ELECTRICITY GROUP was COP 595,095 (USD 158,254,066).

Assets acquired and liabilities incurred at acquisition date

The fair value of assets acquired, liabilities assumed, and non-controlling interests, as well as the residual goodwill, were determined based on the preliminary valuation prepared by an independent consulting firm, considering the financial statements as of August 31, 2020.

Fair value of assets and liabilities as of the acquisition date are detailed below:

August
24, 2020
Current assets	32,806
Cash and cash equivalents	26,484
Accounts receivable from customers and other accounts receivable	3,831
Other	2,491
Non-current assets	697,493
Property, plant, and equipment (Note 10)	87,440
Intangible asset (Rights-of-use) (Note 11)	610,012
Other	41
Total assets	730,299

Current liabilities	3,419
Accounts payable to suppliers and other accounts payable	325
Current taxes	1,904
Other	1,190
Non-current liabilities	182,308
Deferred taxes (Note 18)	182,308
Total liabilities	185,727
Total net assets at fair value	544,572
Non-controlling interest measured at fair value	(38)
Goodwill	50,561

Consideration paid in cash	595,095

The goodwill of COP 50,561 comprises the expected synergies arising from the acquisition.

The deferred tax liabilities are mostly comprised of the deferred tax arising from the difference between tax and book basis of the intangible asset (Rights-of-use) recognized as part of the purchase price allocation.

Below are the net flows of cash and cash equivalents:

2020
Cash and cash equivalent acquired (included in cash flows from investing activities)	26,484
(-) Costs related to the acquisition (included in cash flows from operating activities)	(6,066)

Effect of the acquisition

The impact on the Group’s income statement between the acquisition date and December 31, 2020 is shown below, as well as the impact of the acquisition had it occurred on January 1, 2020.

From 31.08.2020 to 31.12.2020	COP
Revenues	15,771
Profit before taxes	7,042

From 01.01.2020 to 31.12.2020 (Unaudited)
Revenues	44,989
Profit before taxes	23,225

2.3.2	RUTA COSTERA

On October 24, 2019, the Group, through its subsidiary INTERCONEXIONES VIALES, signed a share purchase and sale agreement for the acquisition of 100% stake of RUTA COSTERA, owned by MHC Ingeniería y Construcción de Obras Civiles S.A.S., Constructora MECO S.A., Constructora Colpatria S.A. and Castro Tcherassi S.A.

On October 22, 2020, the acquisition transaction was completed once the closing conditions were met, including authorizations from the National Infrastructure Agency (ANI), insurers and concession funders.

RUTA COSTERA was incorporated in Colombia and entered into Concession Contract No. 004 with ANI on September 10, 2014. This Fourth Generation (4G) Concession has six operating units with 146 kilometers of roads and connects two main cities (Tranche 1: Cartagena-Barranquilla 110 km, and Tranche 2: Circunvalar de la Prosperidad between Malambo and Barranquilla, 36 km of double lane). The project comprises the Gran Manglar Viaduct, located on Ciénaga de la Virgen, Cartagena (5.4 km)

This transaction represents an important movement for implementing the strategy in the Road Concessions business unit in which the Group intends to participate in Colombia and Peru, consistent with its objective of diversifying its main electricity transmission business unit.

The purchase price to control RUTA COSTERA was COP 531,454.

Assets acquired and liabilities incurred at acquisition date

The fair value of assets acquired and liabilities incurred, as well as the calculation of the gain resulting from the purchase in advantageous terms, were determined according to the valuation made by an independent consulting firm.

Fair value of identifiable assets and liabilities as of the acquisition date are detailed below:

October 22, 2020
Current assets	303,092
Cash and cash equivalents (Note 4)	285,694
Accounts receivable from customers and others	2,935
Current taxes	1,720
Other	12,743
Non-current assets	1,906,169
Concession financial asset (Notes 5 and 23)	1,899,866
Accounts receivable from customers and others	1,018
Property, plant, and equipment	3,575
Intangible assets	148
Other	1,562
Total assets	2,209,261
Current liabilities	12,709
Accounts payable to suppliers and others	5,631
Employee benefits	1,293
Current taxes	1,029
Other	4,756
Non-current liabilities	1,625,985
Loans and borrowings (Note 13)	1,516,108
Accounts payable to suppliers and other accounts payable	6,916
Deferred taxes (Note 18)	46,010
Contingent liabilities and provisions	2,711
Other	54,240
Total liabilities	1,638,694
Total net assets at fair value	570,567

The transaction resulted in the following accounting impacts at acquisition date:

October 22,
2020
Purchase price	531,454
Net assets acquired at fair value	570,567
Gain on bargain purchase	39,113

Below are the net flows of cash and cash equivalents:

2020
Cash and cash equivalent acquired (included in cash flows from investing activities)	285,694
(-) Costs related to the acquisition (included in cash flows from operating activities)	(1,700)

Effect of the acquisition

The impact on ISA’s income statement between the purchase date and December 31, 2020 is shown below, as well as what could be the impact if the acquisition had occurred on January 1, 2020.

From 31.10.2020 to 31.12.2020	COP
Revenues	94,659
Profit before taxes	7,267

From 01.01.2020 to 31.12.2020 (Unaudited)
Revenues	214,698
Profit before taxes	15,391

2.4	Application of standards implemented in Colombia as of January 1, 2020

According to Decree 2270 of 2019, the following standards came into force within the technical regulatory framework.

ISA concluded that the adoption of these standards and interpretations did not have a material impact on the consolidated financial statements.

2.4.1IFRIC 23 – Uncertainty over income tax treatments

This interpretation clarifies how to apply the requirements for the recognition and measurement of IAS 12 when there is uncertainty over income tax treatments. In this case, an entity will recognize and measure its deferred or current tax asset or liability by applying IAS 12 requirements based on the taxable profit (tax loss), tax bases, unused tax losses, unused tax credits, and tax rates determined by applying this interpretation.

The Group conducted a practical analysis of IFRIC 23, determining that to recognize and measure deferred and current tax assets and liabilities when there is uncertainty about the acceptance of a tax treatment, the interpretation that is most likely to be accepted by the entities in charge of examining tax returns should be applied. The Group also concluded that an impact on the financial statements should only result from the application of this IFRIC when an item with uncertain treatment is estimated differently, by applying the interpretation with the highest tax acceptance.

The Group applied this standard in advance, from 2019.

2.4.2	IAS 1 – Presentation of financial statements

The amendments align the definition of “Material” between IAS 1 – Presentation of Financial Statements and IAS 8 – Accounting policies, changes in accounting estimates, and errors, and clarify certain aspects of the definition. The new definition establishes that “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general-purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.”

2.4.3	IAS 19 – Employee benefits

Amendments to IAS 19 define the accounting treatment of any amendment, curtailing, or settlement of a plan that occurs during a financial year. Said changes specify that when a plan is amended, curtailed, or settled during the reporting year, the entity is required to:

●	Determine the current cost of the service for the remaining period after the plan is amended, curtailed, or settled, applying the actuarial assumptions that are used to recalculate the net liability (asset) for defined provisions, reflecting the benefits offered and the plan assets after that event.
●	Determine the net interest for the remaining period after the plan is amended, curtailed, or settled, by using: the net liability (asset) of the defined benefit that reflects the benefits offered under the plan and plan assets after that event, and the discount rate used to recalculate that net liability (asset) of the defined benefit.

The amendments also clarify that the entity first shall determine any past service cost, or settlement gain or loss, regardless of the effect of the asset ceiling. This amount is recognized as a profit or loss. The effect of the asset ceiling after the plan amendment, curtailment, or settlement is then determined and any changes in such effect, excluding amounts included in net interest, are recorded in other comprehensive income.

2.4.4	IFRS 3 – Business combinations

This interpretation clarifies that, to be considered a business, a set of activities and assets acquired must include, at least, an input and a substantive process where these contribute significantly to the capacity to create outputs. It restricts the definitions of a business and outputs by focusing on goods and services provided to customers and by eliminating the reference to the capacity to reduce costs. It provides guidance and graphic examples to help entities assess whether a substantive process has been acquired. It eliminates the assessment on market participants’ capacity to replace any missing inputs or processes and continue the production of outputs, and adds an optional concentration test, which allows for a simplified assessment about a set of activities and assets acquired not being a business.

2.4.5	Conceptual framework

It contains definitions of concepts related to:

●	Measurement: including factors considered when selecting measurement bases.
●	Presentation and disclosure: including when to classify revenues or expenses in other comprehensive income.
●	Non-recognition: including guidance on when assets or liabilities should be removed from the financial statements.

Additionally, it updates definitions of assets and liabilities as well as criteria to include them in the financial statements. Likewise, it clarifies the meaning of some concepts.

2.5	Standards issued by the IASB not yet effective in Colombia

Standards and interpretations that have been issued by the International Accounting Standards Board (IASB) but not yet effective in Colombia on the date of these financial statements are disclosed below. The Group will adopt these standards on the date they become effective, according to the decrees issued by the local authorities.

2.5.1	IFRS 17 – Insurance contracts

In May 2017, the IASB issued IFRS 17, which is a new comprehensive accounting standard for insurance contracts that includes measurement, recognition, presentation, and disclosure.  Once effective, IFRS 17 will replace IFRS 4, issued in 2005. IFRS 17 applies to all kinds of insurance contracts regardless of the type of issuing entity, as well as certain guarantees and financial instruments with discretionary participation features. There are few exceptions to this standard.

The main purpose of this standard is to provide an accounting model for insurance contracts that is more useful and confidential for insurers. Unlike IFRS 4 requirements, which mainly seek to protect previous local accounting policies, IFRS 17 provides a comprehensive model for these contracts, including all relevant issues. The essence of this standard is a general model, supplemented by:

●	a specific adaptation for contracts with direct participation features (Variable Fee Approach),
●	a simplified approach (the Premium Allocation Approach), mainly for short-term contracts.

IFRS 17 is effective for reporting periods beginning on or after 1 January 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group

2.5.2	Amendments to IFRS 9, IAS 39 and IFRS 7 – Interest Rate Benchmark Reform

The amendments provide several exemptions that apply to all hedging relationships that are directly affected by the Interest Rate Benchmark Reform. A hedging relationship is affected if the reform results in uncertainty about the time and/or amount of cash flows based on benchmark rates of the hedged item or hedging instrument.

To date, the amendments have not been incorporated into the Colombian accounting framework by any decree. The Group is assessing the potential effect of this standard on its financial statements.

2.5.3	Amendment to IAS 1 – Presentation of Financial Statements – Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classification of liabilities as current or non-current. The amendments clarify the following:

●	The meaning of the right to defer settlement of a liability.
●	That the right to defer settlement of the liability should be granted at the end of the period.
●	That the classification is unaffected by the likelihood that the entity will exercise its right to defer settlement of the liability.
●	That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after 1 January 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice and whether existing loan agreements may require renegotiation.

2.5.4	Amendment to IFRS 3 – Business Combinations – Reference to the conceptual framework

In May 2020, the IASB issued the amendments to IFRS 3 – Business Combinations – Reference to the conceptual framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting, issued in March 2018, without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21, if incurred separately.

At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022 and apply prospectively

2.5.5	Amendment IAS 16 – Property, plant and equipment – Proceeds before intended use

In May 2020, the IASB issued Property, Plant and Equipment – Proceeds Before Intended Use, which prohibits deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments are not expected to have a material impact on the Group

2.5.6	Amendment to IAS 37 – Provisions, Contingent Liabilities, and Contingent Assets – Cost of Fulfilling a Contract

In May 2020, the IASB issued amendments to IAS 37 to specify which costs a company should include when assessing whether a contract will be onerous or loss-making.

According to the amendments, a ‘directly related cost approach’ shall be applied. Costs directly related to a contract to provide goods or services comprise both incremental costs and an allocation of other costs that relate directly to contract activities. General and administrative costs are not directly related to the contract and shall be excluded, unless those costs are explicitly chargeable to the counterparty under the contract.

The amendments are effective for annual reporting periods beginning on or after 1 January 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments.

2.5.7	Amendment to IFRS 1 – First-time adoption of international financial reporting standards

The amendment permits a subordinate company that applies paragraph D16 (a) of IFRS 1 to measure cumulative translation differences (CTD) using amounts reported by the parent based on the date of transition to IFRS of such parent. This amendment also applies to associates or joint ventures that choose to apply paragraph D16 (a) of IFRS 1.

The amendment is effective for annual reporting periods beginning on or after 1 January 2022 with earlier adoption permitted.”

2.5.8	Amendment to IFRS 9 – Financial instruments: ‘10 per cent’ Test for Derecognition of Financial Liabilities

The amendment to IFRS 9 clarifies the fees a company includes when assessing whether the terms of a new or modified financial liability are substantially different from the terms of the original financial liability. These are only fees paid or received between the borrower and the lender, including fees paid or received by either the borrower or the lender on behalf of the other. The entity shall apply the amendment to financial liabilities that are modified or exchanged on or after the beginning of the annual reporting period in which the entity first applies the amendment.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after 1 January 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on the Group.

2.5.9	IAS 41 – Agriculture – Taxation of fair value measurements

As part of its 2018-2020 annual improvements to the IFRS process, the IASB issued an amendment to IFRS 41 – Agriculture. The amendment to IAS 41 removed paragraph 22 requirement to exclude cash flows from taxation when measuring the fair value of assets within the scope of IAS 41.

An entity applies the amendment prospectively to fair value measurements on or after the beginning of the first annual reporting period beginning on or after 1 January 2022 with earlier adoption permitted. The amendments are not expected to have a material impact on the Group

2.6	Significant accounting judgements, estimates and assumptions

The preparation of the consolidated financial statements requires that management use judgments, estimates, and assumptions that affect the reported amounts for revenues, expenses, assets and liabilities, and its disclosures, including contingent liabilities. Uncertainty in these judgements and estimates could result in material adjustments in the carrying value of assets or liabilities in future periods. Management expects that variations, if any, would have no significant effect on the consolidated financial statements.

The determination if an information is material is a matter of judgment and depends on the facts and circumstances involved. These estimates are based on management´s experience and its best estimate regarding present and future events, and on the best use of the information available on the date of issuance of these consolidated financial statements. Actual results may differ from these estimates but are adjusted once they are known.

In applying the accounting policies of the Group, management has exercised the following judgements that have the most significant effects on the amounts recognized in the financial statements:

●	Identification of Cash Generating Units (CGUs): The CGU is the identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from the sale or provision of services, arising from other assets or groups of assets.

The identification of CGUs involves significant judgment, mainly the identification of an asset’s CGU on the basis of independent cash inflows generated by the asset.

●	Disbursements incurred for concessions recognized as intangible assets, financial assets, or as contract asset under IFRIC 12 (Service Concession Arrangements): Management of each of the companies that have entered into concession agreements determines the classification of the concession disbursements as intangible assets, contract assets, or financial assets, based on the characteristics of such agreements. Disbursements incurred related to concession agreements accounted for under the financial asset model are recognized as a contract asset during the construction phase and as a financial asset after construction is completed, based on the cash flows receivable under the concession and a discount rate that is reflective of a separate financing transaction between the parties under the concession contract for contract assets and for financial assets a discount rate that reflects the passage of time before payment is due and the counterparty credit risk. Disbursements incurred related to concessions under the intangible asset model are capitalized as an asset to the extent they meet the requirements of IAS 38 – Intangible assets (See Notes 3.8 and 3.9).

●	Impairment of non-financial assets: Impairment exists when the carrying value of an asset exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs of disposing of the asset. The value in use calculation is based on a discounted cash-flow (DCF) model and the projections of expected future cash flows that do not include restructuring activities that the Group is not yet committed to or significant future investments that will enhance the performance of the assets being tested. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes. These estimates are most relevant to goodwill and other intangibles with indefinite useful lives recognized by the Group.

●	Estimation of assets and liabilities at fair value in a business combination: At the acquisition date, the Group estimated the fair value of acquired assets and assumed liabilities based on the requirements of IFRS 3. Fair value of non-financial assets included in a business combination is determined in reference to the expected cash-flows that the asset will generate based on assumptions consistent with or available to other market participants.

●	Useful lives values of property, plant, and equipment: The estimation of useful lives of property, plant, and equipment components involves judgments and assumptions that could be affected if circumstances change. The Group reviews these assumptions annually and adjusts them prospectively if any adjustments are identified.

●	Provision for legal and administrative proceedings: The Group is subject to claims relating to regulatory and arbitration proceedings, tax assessments and other claims arising in the normal course of business. Management evaluates these claims based on their nature, the likelihood that they materialize and the amounts involved, to decide on the amounts recognized and/or disclosed in the financial statements.

This analysis, which may require considerable judgment, includes the assessment of current legal proceedings brought against the Group and claims not yet initiated. A provision is recognized when the Group has a present obligation derived from a past event, it is likely that an outflow of resources of economic benefits will be required to settle the obligation, and a reliable estimate of the amount of such obligation can be made.

●	Recovery of deferred tax assets: The use of professional judgment is required to determine whether deferred tax assets should be recognized in the statement of financial position. To recognize deferred tax assets, management is required to evaluate the probability that the company generates taxable income in future periods. The estimates of future taxable income are based on financial projections and the application of tax laws. Depending on how much future cash flows and taxable income significantly differ from estimates, there could be an impact on the Group’s ability to realize the net deferred taxable assets recognized on the statement of financial position.

Additionally, future changes in tax laws could limit the capacity of the Group to obtain tax deductions in future periods. Any difference between estimates and subsequent real disbursements is recorded in the year when it occurs.

●	Provision for major maintenance and replacement: The Group has contractual obligations under its concession agreements in Perú to provide for major replacement and maintenance activities that are required under the contracts. Provision amounts are based on qualitative and quantitative analysis performed by the Group´s maintenance area and an estimate of disbursements for major maintenance and replacements that considers the current market prices of the components to be replaced at the time the provision is recognized. The provision amounts are recognized based on the present value of the estimated future cash outflows, based on a risk-free discount rate. (Notes 3.9.1 and 17).

●	Traffic projections for concessions: the Group´s compensation for the services provided under the concession contracts for certain Chilean concessions accounted for under the financial asset model in IFRC 12 (RUTA DEL MAIPO, RUTA DEL MAULE, RUTA DEL BOSQUE, RUTA DE LA ARAUCANÍA and RUTA DEL LOA) is determined through the estimated Present Value of Revenues (VPI) which is based on traffic studies performed by an independent entity based on GDP projections and other variables according to the concession.

●	Employee benefits: The present value of defined benefit pension plans and other post-employment medical benefits and long-term benefits is based on actuarial valuations. These valuations include formulating several hypotheses which could differ from future real events, such as the determination of the discount rate, future salary increases, future pension increases, and mortality rates. Due to the complexity of the valuation, its long-term nature, and underlying hypotheses, the calculation of the defined benefit obligation is highly sensitive to changes in these hypotheses. All of them are reviewed on each closing date.

The mortality rate is based on the country’s public mortality rates. The future salary and pension increase are based on expected future inflation rates. (See Note 19).

3.	Summary of significant accounting policies

3.1	Foreign currency transactions and balances

The consolidated financial statements are presented in Colombian Pesos, which is the Group’s functional currency. For each Group entity, its functional currency is determined based of the main economic environment where it operates.

The statements of profit or loss and cash flows of subsidiaries with functional currencies different from the Group’s functional currency are translated at the exchange rates on the dates of the transaction or based on the monthly average exchange rate. Assets and liabilities are translated at the closing rate, and other equity items are translated at exchange rates at the time of the transaction. All resulting exchange differences are recognized in other comprehensive income. On disposal of all or significant part of a foreign operation, the cumulative translation adjustment related to the particular foreign operation is reclassified to profit or loss.

Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency spot rates at the transactions date. Monetary items denominated in foreign currencies are translated at the functional currency spot rates prevailing at the reporting date. Differences arising on settlement or translation or monetary items are recognized in profit or loss, in financial results, net, except those resulting from cash flow hedges, which are recognized in other comprehensive income within equity. When the hedged item affects the financial results, exchange differences accumulated in equity are reclassified to profit or loss as part of operating results.

Non–monetary items measured at fair value that are denominated in a foreign currency are translated using the exchange rates prevailing on the date when the fair value is determined. The gain or loss arising on translation of non–monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item.

3.2	Classification of balances as current and non-current

The Group presents its current and non-current assets and its current and non-current liabilities as separate categories in its statement of financial position.

An asset will be classified as current when:

●	the entity expects to realize the asset, or intends to sell or consume it, in its normal operating cycle;
●	it holds the asset primarily for the purpose of trading;
●	it expects to realize the asset within twelve months after the reporting period; or
●	the asset is cash or cash equivalent (as defined in IAS 7) unless the asset is restricted from being exchanged or used to settle a liability for at least 12 months after the reporting period.

A liability will be classified as current when:

●	the entity expects to settle the liability in its normal operating cycle.
●	it holds the liability primarily for the purpose of trading;
●	the liability is due to be settled within twelve months after the reporting period; or
●	the entity does not have unconditional rights to defer settlement of the liability for at least 12 months after the reporting period.
●	the conditions of a liability that could cause their settlement, at the other party’s choice, through the issuance of equity instruments, do not affect its classification. The company will classify all others as non-current liabilities.

3.3	Investments in jointly controlled entities and associates

An associate is an entity over which the Group exerts significant influence. Significant influence is the power to influence the investee’s financial and operating policy decisions but not to control it, either individually or jointly.

A Joint venture is an agreement whereby the parties exerting joint control have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an agreement, which exists only when decisions about the relevant activities require unanimous consent.

Considerations used to determine the significant influence or joint control are similar to those needed to determine the control over subsidiaries. The Group’s investment in its associates and joint ventures is accounted for using the equity method.

Under the equity method, the investment in an associate or a joint venture is initially recognized at cost. The carrying value of the investment is adjusted to recognize changes in the participation of the Group in the net assets of the associate or joint venture from the acquisition date. The goodwill related to the associate or joint venture is included in the carrying value of the investment.

The statement of profit or loss reflects the Group’s participation in the results of the operations of the associate or joint venture. Any changes in other comprehensive income of these associates are presented as part of other comprehensive income for the Group. Also, when a change has been directly recognized in the equity of the associate or joint venture, the Group recognizes its participation in any changes, from time to time, in the statement of changes in equity. Unrealized gains and losses resulting from transactions between the Group and the associate or joint venture are eliminated proportional to the participation in the associate or joint venture.

The results under the equity method of the participation of the Group in the results of an associate or joint business is recognized in the income statement and represents the result after taxes of the Group’s interest in the associate or joint venture.

3.4	Business combinations and goodwill

The Group recognizes business combinations using the acquisition method. Identifiable assets acquired and liabilities assumed are initially measured at fair value on the acquisition date, subject to certain exceptions.

On the acquisition date, the acquirer will separately recognize the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill or bargain purchase resulting from the acquisition.

The company that acted as buyer will recognize the goodwill generated as an asset on the acquisition date, measured as the difference between (i) the aggregate of the consideration transferred, the amount of any non-controlling interest and in a business combination achieved in stages the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree and (ii) the net amount on the acquisition date of the identifiable assets acquired and the liabilities assumed.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non–controlling interest and any previous interest held over the net identifiable assets acquired and liabilities assumed). After initial recognition goodwill is measured at cost less any accumulated impairment loss, which cannot be reversed in subsequent periods according to IAS 36. Goodwill is not amortized but tested for impairment annually.

The acquirer will identify the acquisition date as the date on which control of the acquiree is obtained.

3.5	Inventories

Consumable inventories (spares and supplies) are recognized as inventory and then charged to expense, maintenance or project to the extent that such items are consumed.

The cost of other inventories is determined based on the weighted average cost method, which includes acquisition costs (deducting commercial discounts, rebates and other similar items), transformation, and other costs incurred to bring inventory to their current location and condition, such as transportation costs.

3.6	Property, plant, and equipment

Property, plant, and equipment are valued at their acquisition cost -historical cost- or construction cost, less depreciation and accumulated impairment losses, if any. Cost also includes:

●	Import tariffs and non-recoverable indirect taxes imposed on the acquisition, after deducting trade discounts and rebates
●	All costs directly related to placing the asset, in the conditions necessary for its operation in the manner intended by the management
●	Borrowing costs attributable to the acquisition of a qualifying asset -an asset that requires a substantial period of time for being ready for use or sale, and from which it is expected to obtain future benefits
●	The estimate of costs related to dismantling, removal and environmental rehabilitation of areas affected by the construction of the Group’s assets

Expenses for maintenance, preservation, and repair of these assets are recorded directly in income as a cost for the period in which they are incurred.

Additions and expansion, upgrading, or improvement costs are capitalized as higher value of the respective assets, if they extend their useful life, production capacity and operational efficiency, and improve the quality of services, or bring a significant reduction of costs.

Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets, as follows:

Useful life
Transmission lines	63 years
Buildings	100 years
Fiber optics	25 years
Machinery and equipment	15 years
Telecommunications equipment	15 years
Furniture, office equipment, laboratory equipment	10 years
Communications equipment	10 years
Transportation, traction, and lifting equipment	10 years
Supervision and Maneuvers Center Equipment	6 years
Computer equipment and accessories	5 years

An item of property, plant and equipment and any significant part initially recognized is derecognized upon disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit or loss when the asset is derecognized.

The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

●	Assets under construction and assembly

Assets used during the course of the construction for management, production, supply, or non-defined purposes are recorded at cost, less any recognized impairment loss. Such construction and assembly assets are classified in the corresponding categories of property, plant, and equipment when they are ready for their intended use, and the depreciation of these assets begins on that day i.e., when they are at the location and in the conditions required for operating as intended.

●	Borrowing costs

Borrowing costs related to the acquisition, construction or production of a qualifying asset that requires a substantial period of time to get ready for its intended use are capitalized as part of the cost of such asset when it is probable that future economic benefits associated with the item will flow to the Group and costs can be measured reliably. Other borrowing costs are recognized as finance costs. Projects that have been suspended but that the Group intends to continue to pursue their development in the future, are not considered qualifying assets for the purpose of capitalization of borrowing costs

●	Asset components

A fixed asset component is an item that can be seen as part of other asset, but due to its own characteristics, the role it plays, and the type of strategies or activities followed during its technical or service life, it may be classified as a separate asset.

Each property, plant, and equipment component shall be identified and separated from the other assets in order to depreciate them during their useful lives and make their treatment and accounting control easier. Important spare parts and permanent maintenance equipment that the company expects to use for more than one period normally comply with specifications to be classified as property, plant, and equipment. Similarly, if spare parts and assisting equipment of a fixed asset could only be used for such asset, they will be classified as part of the property, plant, and equipment.

3.7	Other assets

Includes advances to third-party service providers for the purchase of information and telecommunication technology services that are amortized during the periods in which services are received by the Group. Prepaid expenses mainly include insurance premiums, recognized in income on a straight-line basis through the contractual term.

3.8	Intangible assets

An intangible asset is recognized when the condition of being identifiable and separable is met, when the item generates future economic benefits, and when the Group is able to control such benefits.

Intangible assets are initially recognized at their acquisition or production cost, and then valued at their cost less their corresponding accumulated amortization and impairment losses experienced by the assets, if any.

An intangible asset is derecognized upon its disposal, or when no future economic benefits are expected. The resulting gain or loss, which is calculated as the difference between the proceeds obtained from the sale and the carrying amount of the asset, is recognized in income when the asset is derecognized.

Residual values, useful lives, and amortization methods are reviewed at each year-end and are applied prospectively, if necessary. Useful lives of intangible assets with definite lives are as follows:

2020
Software	3 years
Licenses	10 years
Concessions	20-40 years
Rights-of-use	20-30 years
Customer list	10-15 years

●	Easements

Easements are rights obtained for the use of a strip of land for the installation of a transmission line. This involves restrictions by the owner on land use and authorizations to the Group for construction, operation, and maintenance. These assets have indefinite useful lives and are not amortized.

Such intangible assets are permanent rights and although the transmission lines to which these easements are related do have a useful life of 63 years the rights do not expire and the Group can either replace the transmission lines when their useful lives end, or to use such rights for any other service related to electricity transmission and telecommunications.

●	Software and licenses

Software is amortized using the straight-line method over a maximum period of three years. Licenses are amortized by the same method during periods in which it is expected to receive benefits, according to studies of feasibility for recovery.

Project studies and research charges are treated as expenses when incurred.

3.9	Concessions

The Group operates electricity transmission concessions in Colombia, Perú, Chile, Bolívia and Brazil and road concessions in Colombia and Chile under public service concession arrangements where the grantor controls or regulates the services to be provided by the concessionaire, to whom the services are provided and at what price.

Concessions that meet the above criteria and where the Group has an obligation to return the assets to the grantor or the grantor retains any residual interest over the infrastructure at the end of the concession term are accounted for under IFRIC 12 – Service concession arrangements. These include electricity concessions in Perú (except Orazul), Bolívia and Brazil and road concessions in Colombia and Chile; see Note 23.

Group assets that were constructed to operate concessions where the grantor has no residual interest over the infrastructure and the Group has no obligation to return the assets are accounted for under IAS 16. These include electricity concessions in Colombia and the Orazul concession in Perú.

3.9.1	IFRIC 12 – Services concession arrangements

Financial asset model

The concessions where the Group has a contractual right to receive money or other financial asset from the grantor in exchange for the services provided under the concession agreements are accounted for under the financial asset model. Concession infrastructure under construction is initially recorded as contract assets, in accordance with IFRS 15 and IFRIC 12, considering that the Group is entitled to consideration for performance completed to date, and, only when the construction phase ends, has the right to charge for the services provided.

For electricity concessions in Brazil, when construction is finalized, concession infrastructure assets remain as contract assets, considering that under the respective concession agreements the obligations linked to the remuneration for the construction services remain during the concession period, represented by the network construction, operation and maintenance. For the other Group concessions under this model the contract asset is reclassified as a financial asset (accounts receivable) when the performance obligations related to construction services are fulfilled, since from that point nothing more than the passage of time is necessary for the consideration to be received. The costs related to the infrastructure construction are recognized as incurred in the statement of income. The construction or upgrade services revenues are recognized in accordance with the stage of completion of the construction service, based on the costs actually incurred, including construction margin.

When adjusting the amount of consideration for the concession contract asset financing component, the Group uses the discount rate which reflects the Group’s estimation of the financing of the transmission infrastructure investments. This reflects the rate that discounts the nominal amount of the consideration to the price that the customer would pay in cash for the goods or services when (or as) they transfer to the customer. The interest rates implicit in the contract are defined at the beginning of the concessions and take into account the credit risk of the counterparties.

Intangible asset model:

Concessions where the Group does not have a contractual right to receive money or other financial asset from the grantor but has the right to charge users in exchange for the services provided are accounted for under the intangible asset model. The costs incurred by the Group to construct the concession infrastructure are recognized as intangible assets which are amortized using the straight-line over the concession term (see Notes 11 and 23). Operating and maintenance costs related to the concession are recognized in income as incurred after the concession infrastructure is ready for its intended use and the Group receives from the grantor the right to charge a fee for the services. Revenue is recognized based on services delivered and the fee stablished under the concession agreements.

The Group´s concessions in Perú (except Orazul) include a contractual obligation to perform replacements and major maintenance based on conditions established by the grantor which are accounted for as a provision for significant replacements and maintenance (Notes 2.6 and 17).

3.10Impairment of non-financial assets

The Group assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

The recoverable amount of an asset is the higher amount of the fair value less costs of disposal or its value in use. If the recoverable amount of an asset (or of a CGU) is lower than its net carrying amount, such amount (or that of the CGU) is reduced to its recoverable amount, recognizing an impairment loss in profit or loss.

Fair value less costs of disposal is usually higher than the value in use for the asset’s in the production segment due to some significant restrictions in the estimation of future cash flows, such as: a) future capital expenses that improve the CGU performance, which could result in expected increase of net cash flows, and b) items before taxes that reflect specific business risks, resulting in a higher discount rate.

Fair value less costs of disposal is determined as the sum of the future discounted cash flows adjusted to the estimated risk. The estimations of expected future cash flows used in the assessment of impairment of the assets include estimates of futures commodity prices, supply and demand estimations, and the margins of the products.

Fair value less costs of disposal, as described above, is compared to valuation multiples and quoted prices of shares in companies comparable to the Group, in order to determine if it is reasonable.

When an impairment loss is recorded, future amortization expenses are calculated on the basis of the adjusted recoverable amount. Impairment losses may be recovered only if the reversal is related to a change in estimations used after impairment loss was recognized in previous periods. These recoveries do not exceed the carrying amount of the assets net of depreciation or amortization that would have been determined if such impairment had not been recognized.

Goodwill is tested for impairment annually in the last quarter and when circumstances indicate that the carrying value may be impaired.

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

3.11Leases

At the beginning of a contract, the Group assesses whether a contract is, or contains, a lease. This situation arises if the contract transfers the right to control the use of an identified asset for a period of time in exchange for a consideration. To assess whether a contract conveys the right to control an identified asset, the regulations of IFRS 16 are used.

The Group as a lessee

On the commencement date of the lease, the Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying asset during the lease term. The interest expense on the lease liability and the depreciation expense on the right-of-use asset are recognized separately.

In subsequent recognition, the Group makes a remeasurement of the lease obligation upon the occurrence of events such as: a) changes in the lease term, b) changes in future lease payments resulting from variations in an index or in the rate used for determine the payments. The amount of the remeasurement of the obligation will be recognized as an adjustment to the asset for the right of use.

The Group as a lessor

Leases in which the Group does not transfer substantially all the risks and rewards incidental to ownership of an asset are classified as operational. Rental income is recognized in the statement of income on a straight-line basis over the lease terms; see Note 12.

Right-of-use assets

The Group recognizes right-of-use assets on the commencement date of the lease (that is, the date on which the underlying asset is available for use) as part of its property, plant and equipment balance (see Note 10). The right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of the lease liabilities. Right-of-use assets are amortized in a straight-line basis during the lease term. Right-of-use assets are subject to impairment assessment. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Lease liabilities

At the commencement date of the lease, the Group recognizes lease liabilities measured at the present value of the lease payments to be made during the term of the lease. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. Variable payments that do not depend on an index or rate are recognized as expenses in the period in which an event or condition indicates that the payment will occur.

In order to calculate the present value of the lease payments, the Group uses the incremental borrowing rate on the lease’s commencement date. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments or a change in the assessment of an option to purchase the underlying asset.

Short-term leases and low-value asset leases

The Group elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), and lease contracts for which the underlying asset is of low value (low-value assets).

3.12Financial assets and liabilities

3.12.1	Financial assets

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Group’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient, the Group initially measures a financial asset at its fair value plus transaction costs. Trade receivables that do not contain a significant financing component or for which the Group has applied the practical expedient are measured at the transaction price determined under IFRS 15.

The Group classifies its financial assets in the following categories:

●	Financial assets measured at fair value through profit or loss

Financial assets are held for trading and financial assets designated at the time of the initial recognition at fair value through profit or loss. Financial assets are classified as held for trading if they are acquired to be sold or repurchased in the short term. They are recognized at their fair value and losses or profits arising at the time of re–measurement are recognized in the statement of profit or loss.

●	Financial assets at amortized cost

This category is the most relevant to the Group. The Group’s financial assets at amortized cost includes trade receivables, other receivables, loans to associates, and loans to employees.

Loans and receivables are non–derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables, including trade and other receivables, are measured initially at fair value and then at amortized cost using the effective interest rate method, less impairment.

Loans to employees are initially recorded using the present value of the future cash flows, discounted at the current market rate for similar loans. If the interest rate is less than the current market rate, fair value will be less than the amount of the loan. This difference is recorded as a benefit to employees.

The Group measures financial assets at amortized cost if both of the following conditions are met:

●	The asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows
●	The contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment analysis. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

De–recognition of financial assets

The Group derecognizes a financial asset only upon the expiration of the contractual rights to the cash flows of the asset or, when it has transferred its rights to receive such cash flows or has assumed the obligation to pay the cash flows received in full without material delay to a third party and (a) it has transferred substantially all the risks and benefits inherent in the ownership of the financial asset or (b) it has neither transferred nor retained substantially all the risks and benefits of the asset, but has transferred control of the asset.

When the Group does neither transfer nor retain substantially all the risks and benefits of the asset or transfer control of the asset, the Group continues to recognize the transferred asset, to the extent of its continuing participation, and it also recognizes the associated liability.

3.12.2	Financial liabilities

Financial liabilities correspond to the financing obtained by the Group through bank credit facilities and bonds, accounts payable to suppliers and creditors.

Bonds and bank credit facilities (this is the category most relevant to the Group) are initially recognized at their fair value, net of directly attributable transactions cost. After initial recognition, interest–bearing credit facilities and bonds are subsequently measured at amortized cost, using the effective interest rate (EIR) method. The effective interest method amortization is included as a financial expense in the statement of profit or loss. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Accounts payable to suppliers and creditors are short–term financial liabilities recorded at nominal value, since it does not significantly differ from fair value.

Derecognition

A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expires. When an existing financial liability has been replaced by another from the same lender, under substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the de–recognition of the original liability and recognized as a new liability. The difference between the respective carrying amounts is recognized in the statement of profit or loss.

3.12.3	Derivative financial instruments and hedging operations

Financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at fair value. Changes in the fair value of derivatives are recognized as gains or losses in the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedge item affects profit or loss.

Changes in fair value of derivative contracts, which do not qualify or are not designated as hedges are recorded in profit or loss.

Derivatives embedded in the host contract are accounted for as separate derivatives at fair value if their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not held for trading or designated at fair value through profit or loss. These embedded derivatives are measured at fair value with changes in fair value recognized in profit or loss.

For purposes of hedge accounting, hedges are classified as:

●	Cash flow hedges: hedges of the exposure to variability in cash flows attributable to a particular risk associated with all, or a component of, a recognized asset or liability or a highly probable forecast transaction, and that could affect profit or loss.

●	Hedges of net investments in foreign operations.

●	Fair value hedges: hedges of the exposure to changes in fair value of a recognized asset or liability or an unrecognized firm commitment, or a component of any such item, that is attributable to a particular risk and that could affect profit or loss.

At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine whether they have been highly effective throughout the financial reporting periods for which they were designated.

●	Fair value hedge

The gain or loss on the hedging instrument is recognized in profit or loss, or in other comprehensive income if the hedging instrument hedges an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income.

The hedging gain or loss on the hedged item shall adjust the carrying amount of the hedged item (if applicable) and be recognized in profit or loss. If the hedged item is a financial asset (or a component thereof) that is measured at fair value through other comprehensive income, the hedging gain or loss on the hedged item shall be recognized in profit or loss. However, if the hedged item is an equity instrument for which an entity has elected to present changes in fair value in other comprehensive income, those amounts remain in other comprehensive income.

●	Cash flow hedges

The effective portion of the gain or loss on the hedging instrument is recognized in Other Comprehensive Income (OCI) in the cash flow hedge reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

The amounts previously accumulated in OCI are recognized in profit or loss when the hedged transaction affects the statement of profit or loss. If the hedged transaction subsequently results in the recognition of a non-financial item, the amount accumulated in equity is removed from the separate component of equity and included in the initial cost or other carrying amount of the hedged asset or liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover, or if its designation as a hedge is revoked or when the hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss previously recognized in other comprehensive income remains separately in equity until the forecast transaction occurs is recognized in the consolidated statement of profit or loss. When it is no longer expected that the initially hedged transaction will occur.

●	Hedges of a net investment in a foreign operation

Hedges of a net investment in a foreign operation, including a hedge of a monetary item that is accounted for as part of the net investment, are accounted for in a way similar to cash flow hedges.

Gains or losses on the hedging instrument relating to the effective portion of the he|dge are recognized as OCI while any gains or losses relating to the ineffective portion are recognized in the statement of profit or loss. On the disposal of a foreign operation, the cumulative value of any such gains or losses recorded in equity is transferred to the statement of profit or loss.

3.12.4	Offsetting assets and financial liabilities

Financial assets and liabilities are offset are reported net in the financial statements if, and only if, there is a legally enforceable right at the closing date, requiring receiving or pay the amounts recognized at their net value, and when there is an intention to offset on a net basis to realize assets and settle liabilities simultaneously.

3.13	Fair value measurement

The fair value of an asset or liability is defined as the price that would be received when selling an asset or the price that would be paid when transferring a liability in an orderly transaction between market participants on the measurement date.

Fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the primary market, i.e., the market with higher volume and level of activity for the asset or liability. In the absence of a primary market, it is assumed that the transaction takes place in the most advantageous market the company has access to, that is, the market that maximizes the amount to be received when selling the asset or the market that minimizes the amount that would be paid to transfer the liability.

To determine the fair value, the Group uses valuation techniques that are appropriate to the circumstances and on which there are sufficient data for measuring, maximizing the use of relevant observable input data and minimizing the use of unobservable input data.

Taking into account the hierarchy of input data used in valuation techniques, assets and liabilities measured at fair value are classified at the following levels:

●	Level I: quoting prices (unadjusted) in active markets for identical assets or liabilities.
●	Level II: valuation techniques for which the data and variables that have a significant effect on the determination of the fair value recorded are observable, either directly or indirectly.
●	Level III: internal valuation techniques, using company estimated variables not observable for the asset or liability (there is no market information observable).

When measuring fair value, the company considers the characteristics of the asset or liability, in particular:

●	For non-financial assets, an estimation of the fair value considers the capacity of a market participant to generate economic benefits by making the highest and best use of the asset, or by selling it to other market participant that would make the highest and best use of the same.

●	For liabilities and own equity instruments, the fair value entails that the liability will not be settled, and the equity instrument will not be canceled, nor otherwise will be extinguished on the measurement date. The fair value of the liability reflects the effect of the default risk, i.e., the risk that a company does not meet an obligation, which includes but is not limited to the company’s own credit risk.

●	In the case of financial assets and liabilities with offset positions at market risk or counterpart credit risk, the fair value is measured on a net basis that is consistent with the way market participants would price the net exposure to risk on the measurement date.

3.14	Provisions

Provisions are recognized when the Group has a present obligation -legal or implicit- as the result of a past event; it is probable that a resource outflow is needed to settle such obligation, and a reliable estimate regarding the amount of the obligation can be made.

The amount recognized as provision should be the best estimate of the disbursement required to settle the present obligation at the end of the period that is reported, considering the corresponding risks and uncertainties. When a provision is measured using the cash flows estimated to settle said obligation, its carrying amount reflects the present value of that cash flow (when the effect of the value of money over time is material).

Certain contingent conditions may exist on the date of issuance of the statement of financial position. These may result in a loss for the companies and will only be resolved in the future, when one or more events occur or may occur; such contingencies are estimated by the management and its legal advisors. The estimation of loss contingencies necessarily involves an exercise of judgement and it is a matter of opinion.

If the estimation of the contingency indicates that it is probable that a material loss will occur and the amount of the liability can be estimated, then it is recorded in the statement of financial position. In addition, if the estimation indicates that a potential loss is not probable and its amount is known, or is probable but the amount of the loss cannot be estimated, then the nature of the contingency is disclosed in a note to the statement of financial position, with an estimate of the potential range of loss. Loss contingencies estimated as remote are not disclosed.

3.15	Income tax

Income tax expense for the period comprises current and deferred income tax. Tax assets and liabilities are measured at the amounts expected to be recovered from or paid to tax authorities and the income tax expense is recognized in income, except when it is related to items recognized directly in equity, in which case it is recognized in equity.

The tax rates and tax laws used to compute the tax amounts are those that are enacted or substantively enacted at the reporting date in the countries where the Group operates and generates taxable income.

3.15.1	Current tax

The current tax payable is based on taxable income generated in the year. Taxable income differ from profit before taxes in the income statement due to permanent differences related to income or expense items that are taxable or deductible, and due to temporary differences related to income or expense items that are taxable or deductible in future years. The current tax liability is calculated by using tax rates in force at the end of the period.

The Group periodically evaluates positions taken in tax returns with respect to situations in which tax laws are subject to interpretation and, when appropriate, recognize provisions for the amounts they expect to pay to tax authorities.

3.15.2	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities included in the statement of financial position and the corresponding tax bases used for determining taxable income. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset the assets and liabilities by current tax and are related to income taxes applied by the same tax authority on the same taxable company.

Deferred tax assets are recognized for all the deductible temporary differences, including tax losses, to the extent it is more likely than not that there is expected future taxable income against which the deductible temporary differences and the carry forward of unused tax credits and unused tax losses can be recovered.

The carrying amount of deferred tax assets is reviewed on each closing date and reduced to the extent that it is no longer likely that there will be sufficient taxable income available to allow the use of all or part of the deferred tax asset. The deferred tax related to items recorded directly in equity is recognized in equity.

The Group offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

3.16	Employee benefits

Employee benefits include all compensations to employees and former employees related to the provision of services to the entity. These are salaries, short-term and long-term benefits, termination benefits and post-employment benefits.

3.16.1	Current benefits

Obligations regarding current employee benefits are recognized as expenses as the related service is provided. Employment obligations are adjusted at the end of each period, based on legal provisions and labor agreements in force.

This benefit is recognized when there is a current legal or implicit obligation to make a payment as a result of a service provided by the employee in the past and at the time the obligation can be estimated reliably. The obligation is recognized by the amount expected to be paid within the next year after the cut-off.

3.16.2	Long term employee benefits

Some Group companies grant their employees benefits associated with their time of service, such as quinquennium (seniority premium and five-year period payments).

The fair value of the plan assets is deducted from the present value of the benefit obligation when determining the deficit or surplus. The calculation is performed annually supported by certified independent actuaries, based on the projected credit unit method. Any actuarial gain or loss is recognized in income for the corresponding period.

3.16.3	Post-employment benefits

●	Defined contribution plans

The defined contribution plan is a post-employment benefit by which the Group pays fixed contributions to a pension fund, and by which it has no legal obligation to pay additional amounts. The obligations for payment of contributions to defined benefit pension plans are recognized as employment benefit expense in income for the periods in which employees provide the services.

●	Defined benefit plans

In the case of defined benefit plans, the obligation and the cost of such benefits is determined by using the projected unit credit method, based on independent actuarial calculations performed on an annual basis.

The liability recognized in the statement of financial position regarding defined benefit pension plans is the present value of the defined benefit obligation on the date of the statement of financial position, less the fair value of the plan assets. The present value of the defined benefit obligation is determined by discounting the estimated cash outflow.

Actuarial gains and losses arising from adjustments based on experience and changes in actuarial assumptions are charged or credited in other comprehensive income for the period in which they arise.

Past service costs are recognized immediately in income, unless changes in the pension plan are conditioned to the fact that the employee continues providing services for a specific period −the period granting the right−. In this case, the past service costs are amortized by the straight-line method during the period that grants the right.

●	Other post-employment obligations

Some Group companies grant their retired employees benefits such as complementary health plan, health assistance, education assistance and calamity loan, after the employment relation. The right to access these benefits depends on the conditions defined in individual and collective agreements.

The obligation and the cost of such defined benefit plans are determined by the projected unit credit methodology on an annual basis. Actuarial gains and losses arising from changes in actuarial assumptions are charged or credited in the statement of comprehensive income for the period in which they arise.

3.16.4	Termination benefits

These benefits are determined by using the Projected Unit Credit method, with actuarial valuations conducted at the end of each annual period being reported. The new measurement, which includes actuarial gains and losses, is immediately reflected in the statement of financial position, charged or credited to other comprehensive income for the period in which it is incurred.

3.17	Onerous contracts

Present obligations arising from an onerous contract are recognized as a provision when the unavoidable costs of meeting the obligations of the contract exceed the economic benefits expected to be received from it. On the date of the statements of financial position, the Group has no provisions for onerous contracts.

3.18	Recognition of revenues, costs, and expenses

Revenues, costs and expenses are recorded on an accrual basis.

3.18.1	Revenues from contracts with customers

The Group recognizes revenues from ordinary activities for the transfer of goods or services to customers in exchange for an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services.

Revenues are recognized only when all the following criteria are met:

Step 1: Identify the contract with the customer.

Step 2: Identify the performance obligations in the contract.

Step 3: Determine the price of the transaction.

Step 4: Allocate the price of the transaction to the performance obligations in the contract.

Step 5: Recognize ordinary revenues when (or as) the entity satisfies a performance obligation.

The following criteria apply for the recognition of revenues:

●	Revenues from contracts with customers for electricity transmission and other associated services

Revenues from electricity transmission services are recorded when performance obligations are met based on the underlying conditions in the contracts which includes the requirements established by the electricity market regulators in the countries in which the Group operates. This is generally achieved when the performance obligations agreed with the regulatory entities are met, considering the execution period and service quality standards established under the contracts.

●	Revenues from concession arrangements

Concession revenues accounted for under IFIRC 12, applicable to electricity transmission companies in Brazil, Bolivia, Peru, and road concession companies in Colombia and Chile are measured at the fair value of the consideration received or receivable, taking into account the payment conditions defined in the contracts. The following specific criteria must be met to recognize revenues in accordance with the application of IFRIC 12:

●	Construction services. Revenues and costs from project construction services are recognized in the comprehensive income statement, according to the completion percentage method for those projects on the date of statement of financial position which includes an estimated profit margin determined based on macroeconomic characteristics and conditions of the project and the flows estimated from cash collections in relation with cash flows estimated for the construction of infrastructure.

●	Operation and maintenance services. Revenues from operation and maintenance services to third-parties are recognized as the service is delivered based on the performance obligations established in the contracts.

●	Financial returns of concessions recorded as financial asset or contract asset. The companies that recognized their concessions as financial asset or contract asset according to IFRIC 12, recognize interests of the account receivable credited to income, by using the effective interest rate method.

●	Dividend income

Dividends are recognized once shareholders’ rights to receive the payment have been established –provided that the economic benefits will flow to the company and ordinary revenues can be measured reliably. Dividends are accrued when approved by the companies over which the Group has no control, joint control, or significant influence.

●	Interest income

Interest income is recognized when it is probable that the Group will receive economic benefits associated with the transaction. Interest income is recognized on an accrual basis, by reference to the outstanding principal and the effective interest rate applicable, which is the discount rate that exactly matches the cash flow receivable or payable estimated throughout the expected life of the financial instrument to the net carrying amount of the financial asset on initial recognition.

3.19	Basic and diluted earnings per share

Earnings per share is calculated by dividing the income attributable to the controlling shareholders of ISA, by the weighted average of common shares outstanding in the year.

3.20	Distribution of dividends

Dividends to shareholders are recognized as a liability in the financial statements of Group companies ISA in the period in which the Shareholders’ Meeting approves such dividends, or when the corresponding obligation is in place according to the applicable legal provisions or policies established by the Shareholders’ Meeting.

3.21	Capital stock

Common shares are classified in equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction from the amount received, net of taxes.

The repurchase of ISA´s shares is recognized directly in equity at their acquisition cost and the difference between this amount and the nominal value of the shares is recognized as additional paid-in capital. Rights are suspended for own shares reacquired and, therefore, they do not take part in the distribution of dividends.

ISA is listed in the Colombia Stock Exchange.

3.22	Additional paid-in capital

Corresponds to the difference between the amounts paid for the shares issued and their nominal value, and the difference between the issuance value of the shares and their re-acquisition costs for shares repurchased.

3.23	Related parties

Related parties are considered those in which one party has the ability to control, or has joint control of the other, or exercises significant influence over the other party in making financial or operational decisions or is a member of key management personnel (or close relative of a member). The Group considers related parties to be associates, joint ventures, key management executives and key management personnel of the Group´s controlling shareholder.

3.24	Information by business segment

The Group presents the information related to its business segments in its consolidated financial statements in accordance with paragraph 4 of IFRS 8 – Operation segments.

The operations of the Group are performed through three business segments: 1) Electric power, 2) Road concessions and 3) Telecommunications and information technology. Segments are determined based on management objectives and corporate strategic plans, considering that these businesses: (a) are engaged in different commercial activities, which generate sales revenue and incur costs and expenses; (b) the operational results are revised regularly by the Group’s Governance that makes operational decisions to allocate resources to the various segments and assess their performance; and (c) there is differentiated financial information available. Internal transfers represent sales to inter–company segments and are recorded and presented at market prices.

See information by segments in Note 30.

3.25	Other liabilities and deferred revenue

Other liabilities are recognized at the amounts payable according to the underlying commitments, including the effect of amortized cost when payment obligations are fulfilled in the long-term. Deferred revenue is recognized based on the amounts received, reflecting the obligation assumed to deliver services in the future, and is recognized as revenues in the statement of comprehensive income as the performance obligations are met.

4.	Cash and cash equivalents

2020
Cash and banks	918,038
Total cash	918,038

Fixed income investments (1)	2,433,644
Marketable securities (2)	430,031
Total cash equivalents	2,863,675
Total cash and cash equivalents	3,781,713

(1)	Includes term deposits with a maturity of less than 90 days from the investment date.

(2)	Includes highly liquid marketable securities that are readily convertible to cash.

There are no restrictions on cash and cash equivalent balances.

5.	Trade receivables, Other financial assets and Loans receivable from related parties

5.1	Trade receivables and Loans receivable from related parties

2020
Clients and concessions (Note 23)	21,066,796
Accounts receivable from the State of São Paulo (1)	1,516,050
Other receivables	669,433
VAT receivable (MOP) (2)	51,175
Loans to employees (3)	46,588
Loans to related parties	17,365
Dividends receivable	9,468
23,376,875
Less – impairment	(429,325)
Total	22,947,550

Current	4,084,421
Non-current	18,863,129

(1)

Accounts receivable of ISA CTEEP from the State of São Paulo for labor benefits regulated by Law 4819 of 1958. As of December 31, 2020, this accounts receivable amounts to COP 1,516,050 and impairment amounts to COP 340,994 for a net balance of COP 1,175,056.

(2)

Account receivable with the Ministry of Public Works of Chile (MOP), corresponding to VAT paid by concessionaire companies to providers of operation and maintenance services, as well as construction services charged to MOP. Concessionaires are entitled to recover such tax by invoicing MOP through the construction and/or exploitation services.

(3)	Loans to employees mainly comprise loans granted for acquisition of housing, vehicles, and education.

The movement of expected credit loss provision is as follows:

2020
Initial balance	(504,597)
Provisions of year charged to profit or loss	(9,852)
Portfolio write-off	2,602
Recovery of provisions	5,652
Exchange rate effect	76,870
Final balance	(429,325)

There are no restrictions over accounts receivable in any significant amount. The Group does not have individual clients representing 10% or more of its revenues for the year ended December 31, 2020.

As of December 31, 2020, the current and overdue portions of accounts receivable is as follows:

2020
Current	19,468,599
Overdue
Overdue between 1 and 90 days	134,771
Overdue between 91 and 180 days	45,298
Overdue between 181 and 360 days	84,163
Overdue between 1 and 3 years	211,353
Overdue between 3 and 5 years	236,581
Overdue above 5 years	886,031
Total overdue	1,598,197
Total accounts receivable from clients and concessions	21,066,796

ISA and its companies charge interest on overdue accounts to its customers at the maximum rate authorized by law in each country.

5.2	Other financial assets

2020
Rights on trusts and mutual funds	644,999
Time deposits over 90 days	441,664
Derivatives (1)	148
1,086,811

Current	1,086,663
Non-current	148
Total other financial assets	1,086,811

(1)	It includes USD/BRL exchange rate forward transactions to mitigate the foreign exchange risk from obligations undertaken in dollars.

6.	Other assets

Balances as of December 31, 2020, comprise the following:

2020
Prepaid expenses (1)	107,160
Advances for the purchase of goods and services (2)	292,264
Judicial deposits (3)	32,362
Other (4)	91,185
522,971

Current	394,877
Non-current	128,094
Total non-financial assets	522,971

(1)	Prepaid expenses related to insurance, fees, travel expenses, among others.

(2)	Advances granted to suppliers to purchase supplies and equipment to be used in company projects.

(3)	Mainly includes legal deposits related to labor, tax, and regulatory contingencies.

(4)

As of December 31, 2020, mainly includes right´s received from the government that the Group can use to compensate future taxes payable. Such rights were received as payment resulting from an expropriation of a plot of land that will be used in a urban development project, and the gain resulting from the difference between the cost reflected in the Group´s accounting records and the rights received was recognized in Other operating income (expenses).

7.	Restricted cash

Restricted cash mainly includes: ISA INTERCHILE for COP 177,835 from syndicated loans held by the company, which are used mainly for property, plant and equipment, and VAT payments; INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE for COP 11,383 for the guarantee granted to Banco del Nordeste, and ISA for COP 8,529, associated with the trusts created for the execution of FAER, FAZNI projects and management and payment trusts created for Unidad de Planeación Minero Energética (UPME) projects.

8.	Inventories

Inventories balance comprise the following:

2020
Materials for provision of services (1)	166,911
Inventory in transit	1,246
168,157
Provision (2)	(2,991)
Total inventories	165,166

Current	100,645
Non-current	64,521
Total inventories	165,166

(1)	Inventories for delivering electricity services and project construction services to ensure continuity and allow compliance with system availability indicators.

(2)	The recognized provision for inventories is the result from the inventory impairment evaluation conducted by the companies. The following is the movement of the provision for inventories:

2020
Initial balance	(2,811)
Increase	(385)
Inventories write-off	190
Business combination	(73)
Exchange rate effect	88
Final balance	(2,991)

As of December 31, 2020, there are no pledges on inventories.

9.	Investments in associates and joint ventures

The composition of investments in joint ventures and associates, as of December 31, 2020 are detailed below:

		Place and
		creation of	Ownership
Investments with joint control	Main activity	transactions	(%)	2020
INTERLIGAÇÃO ELÉTRICA DO MADEIRA (1)	Electricity	Brazil	51.00	1,089,928
	Transmission
INTERLIGAÇÃO ELÉTRICA GARANHUNS(1)	Electricity	Brazil	51.00	249,515
	Transmission
INTERLIGAÇÃO ELÉTRICA PARAGUAÇU	Electricity	Brazil	50.00	253,652
	Transmission
INTERLIGAÇÃO ELÉTRICA AIMORÉS	Electricity	Brazil	50.00	168,019
	Transmission
INTERLIGAÇÃO ELÉTRICA IVAÍ	Electricity	Brazil	50.00	126,636
	Transmission
TRANSMISSORA ALIANÇA DE ENERGIA ELÉTRICA	Electricity	Brazil	14.88	783,833
	Transmission
INTERCONEXIÓN ELÉCTRICA COLOMBIA PANAMÁ – PANAMÁ	Electricity	Panama	50.00	1,140
	Transmission
INTERCONEXIÓN ELÉCTRICA COLOMBIA PANAMÁ – COLOMBIA	Electricity	Colombia	1.17	3
	Transmission
TRANSNEXA (2)	Telecommunications	Ecuador	50.00	—
	Transmission
DERIVEX	Derivative financial	Colombia	40.35	581
	instruments
PARQUES DEL RÍO	Road concessions	Colombia	33.00	55
Total investments with joint control				2,673,362
Investments in associates
ATP TOWER HOLDINGS	Telecommunications	United States	24.69	451,164
	Transmission
Total investments in associates				451,164
Total investments in associates and joint ventures				3,124,526

(1)	Investment held under Joint Venture agreements by CTEEP
(2)	TRANSNEXA is currently undergoing a liquidation process; the investment is 100% impaired.

9.1	Financial information on investments in associates and joint ventures

The summarized financial information on the Group’s investments in associates and material joint ventures as of and for the year ended December 31, 2020, is presented below:

	Current	Non-current	Current	Non-current	Cash and cash
Statement of financial position	assets	assets	liabilities	liabilities	equivalents
December 31, 2020
Transmissora Aliança de Energia Elétrica	1,262,053	7,026,001	408,655	4,022,859	439,203
Interligação Elétrica do Madeira	562,720	3,831,078	254,024	2,004,885	241,292
Interligação Elétrica Paraguaçu	9,553	680,137	13,778	169,111	9,337
Interligação Elétrica Garanhuns	74,784	682,136	36,100	222,498	9,640
Interligação Elétrica Aimorés	10,785	443,117	10,597	107,676	10,573
Interligação Elétrica Ivaí	689,885	1,053,577	139,562	1,351,004	686,641
ATP Tower Holding	242,890	3,122,824	184,567	1,354,210	151,496
Total significant entities	2,852,670	16,838,870	1,047,283	9,232,243	1,548,182
Other	11,203	10,256	2,353	—	10,459
Total	2,863,873	16,849,126	1,049,636	9,232,243	1,558,641

			Depreciation
			and
		Comprehensive	amortization	Interest	Tax expense
Comprehensive income statement	Revenues	income / (loss)	expenses	expense	(benefit)
Year ended December 31, 2020
Transmissora Aliança de Energia Elétrica	32,042	1,566,410	(15,714)	(177,499)	(198,479)
Interligação Elétrica do Madeira	498,100	116,884	(3,835)	(196,986)	8
Interligação Elétrica Paraguaçu	367,051	218,863	(82)	—	(59,101)
Interligação Elétrica Garanhuns	93,210	24,170	(17,709)	(73)	(9,696)
Interligação Elétrica Aimorés	262,421	137,260	(65)	—	(40,132)
Interligação Elétrica Ivaí	937,147	176,019	(70)	(113,229)	(71,867)
ATP Tower Holding	263,213	(110,686)	(183,533)	(89,327)	(4,671)
Total significant entities	2,453,184	2,128,920	(221,008)	(577,114)	(383,938)
Other	98	8,789	(17)	(141)	(891)
Total	2,453,282	2,137,709	(221,025)	(577,255)	(384,829)

10.	Property, plant, and equipment

The following is the balance of property, plant, and equipment:

2020
Grids, lines, and cables	12,913,087
Plants and ducts	6,723,088
Buildings	609,701
Lands	255,010
Machinery and equipment	593,592
Communication and computing equipment	208,523
Transportation, traction, and lifting equipment	68,104
Furniture, chattels, and office equipment	50,586
Subtotal property, plant, and equipment	21,421,691
Less – accumulated depreciation	(11,548,867)
Less – impairment	(20)
Total property, plant and equipment in operation	9,872,804
Work in progress	2,306,376
Total property, plant, and equipment	12,179,180

Total property, plant, and equipment	11,954,611
Total finance lease assets	224,569

(1)	Movement of property, plant, and equipment

	Balances as		Business					Balances as
	of December		combinations		Sales and		Exchange	of December
	2019	Additions	(1)	Transfers	derecognitions	Depreciation	difference	2020
Grids, lines, and cables	5,362,508	140,394	77,930	—	(5,808)	(188,392)	110,459	5,497,091
Plants and ducts	2,840,664	595,797	—	50,763	(7,345)	(155,907)	30,119	3,354,091
Buildings	468,485	40,961	5,898	—	(885)	(30,396)	(8,883)	475,180
Lands	250,630	4,217	148	—	—	—	15	255,010
Machinery and equipment	178,937	24,288	1,734	—	(1,411)	(36,865)	(8,519)	158,164
Communication and computing equipment	79,071	41,590	2,528	—	(986)	(31,526)	(192)	90,485
Transportation, traction, and lifting equipment	22,817	8,494	3,700	—	(334)	(11,337)	(1,043)	22,297
Furniture, chattels, and office equipment	18,818	6,188	138	—	(58)	(3,740)	(860)	20,486
Work in progress (2)	2,093,839	259,553	136	(50,763)	—	—	3,611	2,306,376
Total	11,315,769	1,121,482	92,212	—	(16,827)	(458,163)	124,707	12,179,180

(1)	It mainly relates to the acquisition of Orazul, see Note 2.1.1.

(2)	The balance of work in progress mainly includes:

●	In ISA INTERCHILE COP 194,646 related to expansion works in Nueva Maitencillo and Nueva Pan de Azúcar, 220 kV substations.

●	In ISA:

-	UPME 03-2014 230/500kV Northwestern Interconnection Project for COP 1,003,265.
-	Costa Caribe 500 kV Interconnection project for COP 428,582.
-	UPME 09-2016 Copey – Cuestecitas 500 kV and Copey – Fundación 220 kV for COP 257,219.

The Group currently holds insurance policies for combined material damages, terrorism, and consequential losses, intended to ensure the loss and damage of its fixed assets, except transmission lines and towers.

As of December 31, 2020, there are no operating and/or economic factors that could indicate that the net book value of property, plant, and equipment cannot be recovered.

11.	Intangibles

2020
Software	193,640
Licenses	79,555
Easements (1)	538,707
Concessions (2)	9,141,009
Rights-of-use (3)	1,235,054
Customer list	46,088
Goodwill and brands (4)	1,097,921
Subtotal intangibles	12,331,974
Less – intangible amortization	(4,054,628)
Total intangibles	8,277,346

(1)	Easements correspond to rights acquired by the Group in order to implement its operating assets, mainly the transmission lines. These assets are acquired in perpetuity and the right remains over time.

(2)	It corresponds mainly to concessions in Peru, Bolivia, and Colombia, which are treated as intangible assets according to their characteristics. See Notes 3.9 and 23.

2020
Concessions	9,141,009
Less – intangible amortization	(2,740,928)
Total concessions	6,400,081

(3)	It mainly includes the rights to use infrastructure and intangible assets recognized through business combinations in Brazil and Peru.

(4)	It mainly includes goodwill recognized in ISA CTEEP for COP 476,010, ISA PERÚ for COP 46,153, ISA for COP 243,256 and ISA CAPITAL DO BRASIL for COP 297,471.

11.1	Intangible assets movement

	Balance as		Business				Balance as
	of December		combinations			Exchange	of December
	2019	Additions	(2)	Derecognition	Amortizations	rate effect	2020
Software	95,271	46,546	—	(21,530)	(15,863)	(141)	104,283
Licenses	14,207	11,402	—	(35)	(6,485)	(801)	18,288
Easements	520,189	1,906	—	—	—	16,612	538,707
Concessions and rights-of-use(1)	6,170,898	838,094	556,823	(1,987)	(339,480)	105,167	7,329,515
Customer list	26,790	34	—	—	(3,572)	(4,983)	18,269
Goodwill and brands	229,049	—	46,153	—	(4,773)	(2,145)	268,284
Total	7,056,404	897,982	602,976	(23,552)	(370,173)	113,709	8,277,346

(1)	Acquisitions, mainly in CONSORCIO TRANSMANTARO, for COP 594,960, associated to the investment in YANA and COYA projects.

(2)	Goodwill and rights-of-use recognized in the purchase of grupo Orazul, see note 2.1.1.

12.	Leases

12.1   The Group as lessee

Lease agreements are related to properties, grids and lines, lands, vehicles, substations components, and computer and communication equipment used in the Group´s operations.

Property and land leases have average lease terms between 6 and 10 years; substation components have 8-year terms; grids and lines have 4-year terms; vehicles have 5-year terms, and computer equipment have a 3-year term.

In general, the Group’s contracts are adjusted for inflation.

Below are the carrying amounts and movements of lease liabilities:

2020
Initial balance	226,284
Additions	86,234
Business combinations	1,440
Disposals	(20,424)
Accrued interest	14,131
Exchange difference	(9,422)
Lease payments	(71,040)
Final balance (See note 14)	227,203

Maturities of lease liabilities are as follows:

2020
Less than one year	56,207
Between one and five years	98,378
More than five years	72,618
Total	227,203

The amounts recognized in the income statement are as follows:

2020
Revenues from sublease of leased assets	—
Depreciation expense of leased assets	(61,929)
Interest expense on lease liabilities	(14,131)
Lease fees of operating leases recognized as an expense	—
Short-term lease expenses	(10,374)
Lease expenses of low-value assets	(2,642)
Total net amount recognized in the consolidated income statement	(89,076)

12.2	The Group as lessor

Operating leases

The Group has operating leases of electricity infrastructure, dark fiber, buildings, machinery, telecommunication equipment and land. These leases have remaining terms between 1 and 12 years. Usually, lease payments are updated according to the market indexes.

Assets under operating leases are insured and have no repurchase agreements or residual value guarantees.

Lease revenues recognized in the year amount to COP 12,361.

Future minimum receivables from operating leases are:

2020
Less than one year	13,076
Between one and five years	49,688
More than five years	34,002

Finance leases

The Group has finance lease agreements of electricity infrastructure with an average term of 12 years. Usually, lease payments are updated according to the market indexes.

Assets under finance leases are insured and have no repurchase agreements or residual value guarantees.

Net lease receivables and movements are as follows:

2020
Initial balance	348,775
Additions	113,142
Interest	45,437
Exchange difference	9,541
Payments received from lessees	(48,544)
Final balance	468,351

Lease receivables are recognized as other accounts receivable, see Note 5.1.

The minimum future collections from finance leases and the current value of minimum lease payments are as follows:

	2020
		Current
	Minimum	value of
	payments	payments
Less than one year	48,247	8,114
Between one and five years	145,771	30,733
More than five years	641,337	429,504
Total minimum lease payments	835,355	468,351

13.	Financial liabilities

2020
Bonds (13.1)	14,194,433
Loans (13.2)	8,274,402
22,468,835

Current	1,266,015
Non-current	21,202,820
Total financial liabilities	22,468,835

During the year, the companies of the Group have complied with the payment of principal and interest on their liabilities.

The Group is subject to covenants related to the compliance with financial ratios derived from contracts with financial entities. The main financial rations the Group is subject to are as follows:

Net debt/EBITDA ratio

Net debt/Net debt + Net equity ratio

EBITDA/Net financial results ratio

Debt Service Coverage ratio

Debt/Equity ratio

EBITDA/Financial expenses ratio

As of December 31, 2020, the Group is in compliance with all financial and non-financial covenants.

13.1Bonds

						2020
	Original	Date of		Term		Nominal	Amortized cost
Country	currency	issuance	Maturity date	years	Interest rate	value	value
COLOMBIA	COP and USD	October 2011 to August 2020	October 2021 to November 2047	7 to 30	Variable: CPI + 2.84% to 5.38% Fixed: 3.67% to 6.99%	4,528,091	4,403,542
PERU	PEN and USD	January 2011 to April 2019	July 2021 to April 2034	7 to 19	Fixed rate: 3.75% to 6.50%	4,101,722	4,260,115
BRAZIL	BRL	July 2016 to December 2020	July 2021 to May 2044	3 to 23	Variable: IPCA + 3.50% to 6.04%; CDI + 1.68& to 6%	2,200,308	2,167,552
CHILE	USD and UF	March 2001 to June 2019	March 2021 to December 2030	6 to 21	Fixed rate: 2.30% to 7.37%	3,526,633	3,363,224
TOTAL BONDS						14,356,754	14,194,433

During 2020 the Group issued bonds for a total of COP 2,227,852.

Maturities of outstanding bonds are as follows:

2020
Current	640,820
Non-current	13,553,613
2022	754,758
2023	2,263,254
2024	996,430
2025 and after	9,539,171
Total	14,194,433

13.2	Bank loans

						2020
	Original	Date of		Term		Nominal	Amortized cost
Country	currency	issuance	Maturity date	years	Interest rate	value	value
COLOMBIA	COP and USD	February 2015 to December 2020	July 2020 to July 2035	1 to 17	Variable: CPI +2.99% to 9%; IBR + 1.65% to 8.20%Fixed: 5.50 to 7.40%	2,472,033	2,476,014
PERU	PEN and USD	February 2016 to August 2020	March 2021 to December 2025	1 to 8	Variable rate: Libor + 1.25% to 3.22% Fixed rate: 0.98% to 3.80%	901,329	900,891
BRAZIL	BRL and USD	March 2009 to November 2020	January 2021 to March 2032	1 to 32	Variable rate: TJLP + 0% to 2.62%; CDI + 1.80% to 5.40%; Libor + 0.47% to 3.50% Fixed rate: 3 to 10%	946,568	952,162
CHILE	CLP, USD and UF	March 2011 to October 2020	January 2021 to June 2050	2 to 22	Variable rate: TAB + 0.35% to 1.50%; LIBOR + 1.60% to 2.25% Fixed rate: 0.32% to 4.53%	4,086,700	3,945,335
TOTAL FINANCIAL OBLIGATIONS						8,406,630	8,274,402

During 2020, the Group acquired loans for a total of COP 2,698,760.

Maturities of outstanding loans are as follows:

2020
Current	625,195
Non-current	7,649,207
2022	2,140,418
2023	875,224
2024	567,218
2025 and after	4,066,347
Total	8,274,402

Some obligations are secured (Note 32) or have covenants obligations (Note 33).

13.3	Derivative Financial Instruments

The fair value of derivative financial instruments used in cash-flow hedging transactions related to bonds and bank loans are as follows:

Company	Derivative	Subjacent	2020
ISA REP	Cross currency swap	Bonds	76,739
RUTA DEL MAIPO	Cross currency swap	Bonds	81,112
ISA INTERCHILE (1)	Interest rate swap	Ban loans	285,452
ISA CTEEP	Cross currency swap	Bank loans	—
Total			443,303

(1)	The total nominal value of this instrument is USD 716,653,828 at a fixed interest rate of 2,51%, This swap is registered as of December 2020 for an amount of USD 83,161,734.
14.	Accounts payable

2020
Suppliers and creditors (1)	740,390
Related Parties	62
Dividends (2)	215,505
Retention on agreements	32,517
Other accounts payable	3,226
Lease liabilities (Note 12)	227,203
Total accounts payable	1,218,903

Current	996,635
Non-current	222,268
1,218,903

(1)

Accounts payable to suppliers originate mainly from the purchase of goods and services for the development of operations of the Group. These liabilities do not bear interest, and in general they are paid according to the payment policies established by each company.

(2)	ISA CTEEP´s dividends payable to non-controlling shareholders.
15.	Risk management

Given the nature of the Group´s various businesses and companies, their geographic position and various rights and obligations the Group is exposed to different financial risks.

15.1	Market risk

Market risk corresponds to unfavorable variations in relation to the fair value or expected future cash flows of financial instruments, caused by adverse changes in variables such as exchange rates, domestic and international interest rates, market indexes (macroeconomic variables), raw materials (commodities), among others.

15.1.1	Interest rate risk and macroeconomic variables

This risk corresponds to unfavorable changes in fair value or future cash flows of financial instruments, and it is caused by the variation (volatility) of domestic and international interest rates and macroeconomic variables that are indexed to these flows thus affecting their value.

●	Financial obligations

As of December 31, 2020, indexation related to interest rates and macroeconomic variables affecting the Groups financial obligations are shown below. In most cases the revenue structure of the Group entities that are the debtors to these transactions offsets the risks related to such indexes.

	Debt participation per rates
	Balance as of
Rate	December 2020	Share (%)
Fixed Rate	5,695,557	25.0%
CPI	4,286,670	18.8%
UF	3,795,125	16.7%
Libor (3M)	3,425,538	15.1%
IPCA (Broad Consumer Price Index)	1,604,853	7.1%
CDI	1,115,711	4.9%
TAB	928,616	4.1%
UVR	668,269	2.9%
IBR (6M)	405,997	1.8%
Libor(6M)	358,807	1.6%
TJLP (Long Term Interest Rate)	302,798	1.3%
IBR (3M)	170,957	0.7%
Total	22,758,898	100%

Financial instruments - Liquidity surplus

The Group invests it´s liquidity surplus in financial instruments with the objective to keep them until their due date; therefore, it is normally not exposed to interest rate risk.

15.2	Exchange rate risk

The Group is exposed to exchange rate risk arising mainly from its investments in foreign entities and from assets and liabilities indexed in foreign currencies.

In situations where there is no natural hedge that could compensate the exchange rate risk, the Group may enter into financial hedging operations to cover this risk.

Hedge operations for financial risks are considered as mitigation tools for market risk.

As part of its Market Risk hedging strategy (Exchange Rate, Interest Rate, Price), the Group acquires derivative financial instruments such as forwards and swaps at the best available conditions in each market (see note 13.3).

15.3	Credit and counterparty risk

15.3.1	Credit risk (customers):

This risk is related to the potential default of counterparties for services rendered by Group companies, financial institutions in which it keeps investments and contracts financial instruments. In this regard, the majority of the Group´s businesses is highly regulated and contractual measures exists that reduce such risk.

The Group performs a continuous analysis of the financial strength of its counterparties, by classifying them according to their risk level and financial guarantees in the event of a default of payments. Similarly, the Group continuously monitors national and international market conditions for early alerts of major changes that may have an impact on the timely payment of obligations from customers.

For the receivables that are considered exposed to credit risk, the Group makes individual analysis of each customer’s situation to determine the value of impairment to recognize in financial statements

15.3.2	Credit risk - surplus liquidity:

This risk is mainly mitigated through the selection of financial institutions of renowned strength and positive risk ratings given by locally or internationally authorized agencies. In addition, the Group uses allocation models that analyze both quantitative (financial indicators) and qualitative (risk grading) variables when investing its surplus liquidity.

As of December 31, 2020, no financial institutions where the Group manages its excess liquidity presented any indicators related to this risk.

15.4	Liquidity risk

The Group defines liquidity risk as the potential lack of capacity to obtain enough funds for the fulfillment of its obligations, without incurring in unacceptably high costs. The Group constantly monitors its short-term cash flow needs, which permits liquidity needs to be identified timely.

On the other hand, the Group maintains tools to achieve additional liquidity, such as the issuing of commercial papers and credit facilities with local and foreign entities that enable the fulfillment of temporary requirements for funds when so required.

16	Financial instruments

16.1	Classification of financial assets by nature and category

Fair value of financial assets

As of December 31, 2020, the carrying values of financial assets measured at amortized cost present no significant difference to their fair values. Fair value is presented in the following table, based on the categories of financial assets, compared with its current and non-current carrying value included in the financial statements:

	2020
Financial assets	Amortized cost	At Fair value
Accounts receivable (5.1)	2,348,684	1,735,737
Other financial assets (5.2)	441,664	644,999
Total current	2,790,348	2,380,736
Restricted cash (7)	—	217,646
Investments in financial instruments (9)	—	17,102
Accounts receivable (5.1)	9,539,863	9,323,266
Other financial assets (5.2)	—	148
Total non-current	9,539,863	9,558,162
Total	12,330,211	11,938,898

16.2	Classification of financial liabilities by nature and category

Fair value of financial liabilities

As of December 31, 2020, the carrying values of financial liabilities measured at amortized cost present no significant differences in relation to their fair values.  Fair value is presented in the following table, based on the categories of liabilities, compared with current and non-current carrying value included in the financial statements.

	2020
Financial assets	Amortized cost	At Fair value
Financial liabilities and bonds (13.1) (13.2)	1,265,875	—
Derivative instruments (13.3)	—	140
Accounts payable (14)	1,186,693	—
Total current	2,452,568	140
Financial liabilities and bonds (13.1) (13.2)	20,759,657	—
Derivative instruments (13.3)	—	443,163
Accounts payable (14)	1,100,365	—
Total non-current	21,860,022	443,163
Total	24,312,590	443,303

16.3	Fair value of financial instruments

Fair value hierarchies

Financial instruments recognized at fair value in the statement of financial position are classified hierarchically according to the criteria described in Note 3.13.

The following tables show the financial assets and liabilities measured at fair value as of December 31, 2020:

Financial instruments	2020		Fair value measured at the end of period
At fair value	Current	Non-current	Level I	Level II	Level III
Financial assets
Restricted cash	—	217,646	217,646	—	—
Financial assets	1,735,737	9,323,266	—	11,059,003	—
Financial instruments	—	17,102	—	17,102	—
Other financial assets	644,999	148	644,999	148	—
Total	2,380,736	9,558,162	862,645	11,076,253	—
Financial liabilities
Derivative instruments	140	443,163	—	443,303	—
Total	140	443,163	—	443,303	—

17	Provisions

2020
Contingencies (1)	81,705
Other estimated liabilities and provisions (2)	535,157
616,862

Current	368,985
Non-current	247,877
616,862

(1)

It corresponds to provisions recognized related to contingencies against the Group and which, based on management´s estimate supported by its internal and external legal counsels, are more likely than not to be unfavorable. (See Note 31).

(2)	Mainly includes:
●	Liabilities from goods and services received pending invoicing for COP 203,165.
●	Provision for major maintenance and replacements of the Group´s concessions in Perú for COP 230,490; see Note 3.9.1.

18	Income tax

Relevant income tax aspects applicable to the Group:

In accordance with Law 2010/2019 (Tax Reform) the tax provisions applicable to individual companies in Colombia for the taxable year 2020 are the following:

-	The income tax rate applicable to national companies and foreign entities will be 32% for the year 2020, 31% for the year 2021 and 30% for the year 2022 and subsequent years.

-

For the years 2019 and 2020, the presumptive income rate will be 1.5% and 0.5%, respectively, of the taxpayer’s net equity from the immediately previous year. From 2021 the applicable tax rate will be 0%.

-

The income tax for tax free trade zone users will be 20%. If the company located in the free zone has a Legal Stability Agreement (hereinafter LSA), the income tax rate will continue to be 15% during the term of said contract.

-	For fiscal year 2020, the Group had subsidiaries that were subject to a 32% income tax rate.

-	The tax depreciation percentages are adjusted based on the table established in Law 1819 of 2016.

-	Tax losses generated as of January 1, 2017 may be offset against ordinary net income obtained in the following 12 taxable years.

-

Following the Article 290 of Law 1819 of 2016, any excess between estimated income reported and CREE that has not yet been offset may be offset in accordance to the formula provided for this purpose in said article and subject to the term established in Article 189 of the Colombian Tax Code.

A 7.5% withholding is established for dividends distributed to companies domiciled in Colombia and 10% when paid to non-residents.

VAT paid for the acquisition, construction or formation and importation of capital assets of any industry may be deducted from the income tax. Regarding assets ready for use, the discount may only beapplied from the moment the asset is puto in operation and depreciation begins

Statute of limitations of tax returns in Colombia

By general rule, the statute of limitations for the income tax return corresponds to 3 years counted as from the due date to file the return or the filing date, when these have been lately filed. Returns filed by taxpayers that have made transactions, subject to the transfer pricing regulations, have a five-year statute of limitations, for the tax returns that are filed as of January 1, 2020.

For tax returns with favorable balances, the statute of limitations will be 3 years as of the filing date of the request for refunds or offsetting.

For tax returns in which tax losses are carried forward, the statute of limitations will be 6 years (5 years from 2020) counted as of their filing date.

With respect to tax returns where tax losses are calculated, the statute of limitations will be 12 years and if the losses are carried forward within the last 2 years of the 12–year period, the statute of limitations will be extended up to 3 additional years from the year of offsetting.

In addition, to determine the income tax, the following must be considered:

●	For fiscal years 2020, 2019 and 2018, the Group had foreign subsidiaries that were subject to statutory income tax rates ranging from 27% to 34%.

●	On June 27, 2008, ISA and the – Colombian Ministry of Mines and Energy- signed a legal stability agreement for the electricity transmission activity for a 20-year period. This agreement basically provided for stabilization of income tax regulations, including the income tax rate, deduction of the inflationary element of financial expenses, special deduction of 40% for new investments in real productive fixed assets, tax discount by VAT paid at import of machinery for electricity transmission and presumptive income as 3% of net assets, as well as the time limit of the equity tax.

This agreement ensures that in the event of adverse changes to the rules stabilized in the agreement, those rules will continue to apply during the term thereof.

18.1	Income tax recognized in the consolidated statement of income

Income tax recorded in the comprehensive income statement corresponding to year 2020, is as follows:

2020
Current tax expense	668,357
Deferred tax expense	405,875
Total income tax expense	1,074,232

The reconciliation of income tax expense is as follows:

2020
Profit before taxes	4,838,457
Income tax expense at nominal rates	1,397,864
Increase (decrease) in the tax expense resulting from:
Effect of tax rates in foreign jurisdictions	36,843
Non-deductible expenses	144,545
Effect of tax losses/presumptive income surplus	(300,147)
Change in tax rates	(23,458)
Fixed asset tax benefit	(73,287)
Difference in tax treatment of concession assets in Costera Colombia	(60,195)
Other tax effects	(47,933)
Income tax expense at effective rate	1,074,232

18.2	Deferred tax assets and liabilities

Deferred tax assets and liabilities as of December 31, 2020, are as follows:

	2020
	Beginning of	End of
	the period	the period
Deferred tax assets
Loss carry forwards	1,237,661	1,528,963
Provisions	(446,273)	79,473
Total deferred tax asset	791,388	1,608,436

Deferred tax liability
Property, plant, and equipment	(1,219,984)	(1,393,670)
Intangible assets	(87,375)	(247,594)
Concession assets	(3,531,633)	(3,502,035)
Accounts receivable/ financial assets	(2,757)	(636,401)
Total deferred tax liabilities	(4,841,749)	(5,779,700)

Annual variations in the deferred tax balance were recognized as shown below:

2020
Net deferred tax variation
Beginning of the period	(4,050,361)
End of the period	(4,171,264)
Variation of the year	(120,903)

Variation of the year
Recognized in the income statement	405,875
Recognized in other comprehensive income	32,342
Foreign currency translation	(317,314)
Deferred tax variations	(120,903)

As of December 31, 2020, tax loss carryforwards and presumptive income surplus are recognized in the following companies.

	Country	Tax base	Deferred tax
Tax Losses/Presumptive Income Surplus
RUTA DE LA ARAUCANÍA	Chile	657,331	177,479
RUTA DEL BOSQUE	Chile	11,234	3,033
RUTA DEL MAIPO	Chile	2,848,850	769,190
RUTA DEL LOA	Chile	33,187	8,961
ISA INTERVIAL CHILE	Chile	6,797	1,835
ISA INVERSIONES CHILE	Chile	30,299	8,181
ISA INVERSIONES COSTERA CHILE	Chile	5,026	1,357
ISA INTERCHILE	Chile	1,991,835	537,580
INTERNEXA CHILE	Chile	56,544	15,267
RUTA COSTERA	Colombia	20,267	6,080
Total		5,661,370	1,528,963

Additionally, there is a balance of tax loss carry forwards and presumptive income surplus as of December 31, 2020, on which deferred tax was not recognized since there is no reasonable expectation for these companies to obtain future taxable income to compensate for such losses:

			Deferred tax
			not yet
	Country	Tax base	recognized
Tax Losses/Presumptive Income Surplus
RUTA DEL BOSQUE	Chile	280,458	75,724
RUTA DEL MAULE	Chile	79,811	21,549
ISA INTERVIAL COLOMBIA	Colombia	1,492	454
RUTA COSTERA	Colombia	1,178	353
ISA CAPITAL DO BRASIL	Brazil	40,929	13,916
ISA INVESTIMENTOS E PARTICIPAÇÕES	Brazil	944	321
INTERNEXA BRASIL OPERADORA DE TELECOMUNICAÇÕES	Brazil	196,999	66,980
INTERNEXA PARTICIPAÇÕES	Brazil	76,634	26,056
Total		678,445	205,353

18.3	Tax receivable

2020
Other taxes, rates, and contributions	265,622
265,622

Current	260,466
Non-current	5,156
265,622

This item includes withholding tax that will be offset in subsequent periods, mainly sales tax and municipal taxes.

18.4Tax payable

2020
Contributions payable (1)	873,896
Other taxes (2)	138,489
Income tax provision	233,352
1,245,737

Current	376,021
Non-current	869,716
1,245,737

(1)	Mainly includes PIS and COFINS contributions in Brazil.
(2)	Other taxes payable, including withholding tax, territorial taxes, and VAT.

19	Employee benefits

2020
Post-employment benefits
Retirement pensions (19.1.1)	488,508
Prepaid medical assistance plans (19.1.3)	247,022
Education allowance (19.1.3)	33,779
Electricity allowance (19.1.4)	6,738
Social security pension contribution allowance (19.1.5)	5,455
Plan assets (19.1.6)	(11,244)

Non-current benefits
Seniority and quinquennium bonus (19.2)	18,672
Severance (19.2)	2,586
Interest payable (2)	949

Termination benefits
Termination benefits (19.3)	4,726
Total actuarial calculation	797,191
Total employee benefits - non-current	781,100
Total employee benefits - current (1)	16,091

(1)	In addition to these benefits, the current portion incorporates the following items:

2020
Severance and severance interests	7,421
Vacations	22,697
Extra-legal payments	7,244
Bonuses	33,190
Retirement pensions	16,091
Other	34,336
Total actuarial calculation	120,979

19.1	Post-employment benefits

19.1.1	Retirement pensions

The Group sponsors defined benefit retirement plans in Colombia (ISA, ISA TRANSELCA, and XM) and Brazil (ISA CTEEP)

The present value of the pension obligation as of December 31, 2020, was calculated based on actuarial studies in accordance with IAS 19 based on the projected credit unit method.

According to this method, benefits are attributed to periods in which the obligation to provide them is created by directly applying the formula of the plan benefit, based on the service at the time of the valuation. When the benefit is based on compensation or salary or salary increases, they are applied until the date on which the participant is expected to end the service. However, if the service in recent years leads to significant additional benefits related to previous years, benefits are linearly attributed from the date when service by the employee entitles to benefits under the plan, until such date when subsequent services lead to no additional material amount of benefits under the plan.

The primary actuarial variables used in the valuation were:

	2020
		ISA
Variables	ISA	TRANSELCA	XM	ISA CTEEP
Discount rate	6.60%	6.70%	6.90%	6.81% p. a.
Future salary increase	4.50%	4.00%	4.50%	1.87% p. a.
Future pension increase	3.50%	3.50%	3.50%	3.20% a. a.
Inflation rate	3.50%	3.50%	3.50%	3.20% a. a.
Minimum salary increase	4.00%	4.50%	4.50%	0.00%
Rate of return on assets	0.00%	0.00%	0.00%	0.00%
Mortality chart	2008 valid	2008 valid	2008 valid	AT-1949
	rentiers	rentiers	rentiers	male
Number of people covered by pension plan	403	186	19	4,161
Number of people covered by contributions plan	—	186	—	—

19.1.2	Prepaid medical assistance plans

The Group prepaid medical assistance benefits for employees in Colombia (ISA, ISA INTERCOLOMBIA, ISA TRANSELCA, and XM) under which it assumes following percentages on premiums related to health plans corresponding to prepaid medical assistance and hospitalization policy:

●	For wages up to 4.3 current minimum legal monthly wages (SMLMV), 90% of the premium value.
●	For wages between 4.3 and 5,5 legal monthly minimum salaries (SMLMV), eighty percent (80%) of the premium value.
●	For wages above 5.5 legal monthly minimum salaries (SMLMV), seventy percent (70%) of the premium value.

In addition, ISA and ISA INTERCOLOMBIA provide a health assistance benefit of 1.70 SMLMV and 1.54 SMLMV, respectively, to employees and their beneficiaries.

The benefit obligation was determined through the projected unit credit methodology.

The primary actuarial variables used in the valuation were:

	2020
		ISA	ISA
Variables	ISA	INTERCOLOMBIA	TRANSELCA	XM
Discount rate	6.80%	7.20%	7.00%	7.30%
Salary increase	4.50%	4.50%	4.00%	4.50%
Initial increase rate for benefit cost	4.50%	4.50%	4.50%	4.50%
Final increase rate for benefit cost	4.50%	4.50%	4.50%	4.50%
Rate of return on assets	0.00%	0.00%	0.00%	0.00%
Mortality chart	2008 valid	2008 valid	2008 valid	2008 valid
	rentiers	rentiers	rentiers	rentiers

Turnover rate	“2003 SOA	"2003 SOA Pension		110% of chat
	Pension Plan	Plan Turnover Study"		"2003 SOA
	Turnover Study”	with an adjustment	N/A	Pension Plan
		factor at 50%		Turnover Study"

Number of people covered by medical plan	1,017	515	387	203

19.1.3	Educational allowance

When Group employees in Colombia (ISA, ISA INTERCOLOMBIA, ISA TRANSELCA, and XM) retire they are entitled to an educational allowance for each child until they reach 25 years old, provided they are single and not working.

The allowance is paid per school year or semester.

Benefit amounts are as follows:

ISA and ISA INTERCOLOMBIA

Amount to be recognized for each period
	Beneficiaries of the	Beneficiaries of the
Educational level	collective labor convention	labor collective pact
Daycare, kindergarten, primary and secondary, for each child	2.7 SMLMV (annual)	4.5 SMLMV (annual)
Technology, technical, professional and specialization in technology, for each child	1.5 SMLMV (per semester)	2.25 SMLMV (per semester)
Children with learning disabilities, whatever age.	3.0 SMLMV (annual)	4.5 SMLMV (annual)

ISA TRANSELCA

Amount to be recognized for each period
Beneficiaries of the collective labor
Educational level	convention
Maternity aid, kindergarten and/or primary	COP 295,626 (annual)
Financial aid for secondary studies and/or technical courses	COP 418,790 (annual)
University and/or intermediate degrees aid	COP 592,348 (per semester)
Physical and mental rehabilitation	COP 592,348 (annual)

XM

Amount to be recognized for each period
Educational level	Beneficiaries of the labor collective pact
Employee	3.5 SMLMV (per semester)
Daycare / Preschool Primary / Secondary (children)	5 SMLMV (annual)
Technology / Professional Technician / Specialization studies (children)	5 SMLMV (annual. payable per semester)
Specially	3.5 SMLMV (annual)

The benefit obligation was calculated through the projected unit credit methodology.

The primary actuarial variables used in the valuation were:

DECEMBER 2020
Variables	ISA	ISA INTERCOLOMBIA	ISA TRANSELCA	XM
Discount rate	7.20%	7.10%	6.70%	7.30%
Minimum salary increase	4.50%	4.50%	3.50%	4.50%
Rate of return on assets	N/A	N/A	N/A	N/A
Mortality chart	2008 valid	2008 valid	2008 valid	2008 valid
	rentiers	rentiers	rentiers	rentiers

Turnover rate	“2003 SOA	"2003 SOA Pension	N/A	110% of chat
	Pension Plan	Plan Turnover Study"		"2003 SOA
	Turnover Study”	with an adjustment		Pension Plan
		factor at 50%		Turnover Study"

Number of people covered by education plan	178	375	51	146

19.1.4	Electricity allowance

When employees of ISA TRANSELCA in Colombia retire they are entitled to an electricity allowance of up to 80% of the residential consumption of the employee’s permanent housing.

The benefit obligation was calculated through the projected unit credit methodology.

The primary actuarial variables used in the valuation were:

DECEMBER
Variables	2020
Discount rate	7.10%
Inflation rate	3.50%
Rate of return on assets	0.00%
Mortality chart	2008 valid rentiers
Turnover rate	N/A
Number of people covered by education plan	155

19.1.5	Social security pension contribution allowance

The Group employee´s in ISA TRANSELCA are entitled to an allowance equivalent to the employee´s contribution to Colombian Social Security system, between the date the employee leaves the Group until its retirement.

The obligation for social security pension contribution allowance was determined through the projected credit unit methodology.

The primary actuarial variables used in the valuation were:

DECEMBER
Variables	2020
Discount rate	7.10%
Future salary increase	4.00%
Future pension increase	3.50%
Inflation rate	4.00%
Minimum salary increase	4.00%
Rate of return on assets	N/A

Movements in employee benefits for the year ended December 31, 2020, are as follows:

		Medical			Contributions
		assistance	Education	Electricity	to social
	Pension	plan	allowance	allowance	security	Total
Balance as of December 31, 2019	227,846	234,630	27,474	5,852	5,340	501,142
Reclassification - plan assets to retirement pensions (1)	(34,980)	—	—	—	—	(34,980)
Current period service costs	12,025	2,984	1,074	—	—	16,083
Interest expense	15,509	16,542	2,023	396	355	34,825
Actuarial (gains)/losses from experience	571,555	(2,132)	432	883	296	571,034
Actuarial gains/(losses) from change in demographic assumptions	—	(2,489)	(347)	—	—	(2,836)
Actuarial gains/(losses) from financial assumptions	(65,360)	8,176	3,679	—	—	(53,505)
Benefits directly paid by the company	(15,977)	(10,689)	(556)	(393)	(536)	(28,151)
Other changes (2)	(205,378)	—	—	—	—	(205,378)
Exchange rate effect	(16,732)	—	—	—	—	(16,732)
Balance as of December 31, 2020	488,508	247,022	33,779	6,738	5,455	781,502

(1)

As of December 31, 2020, ISA CTEEP had an actuarial deficit of COP 252,302. The variation from actuarial surplus to actuarial deficit between December 2019 and December 2020 resulted from a readjustment in annuities of more than 23% (cumulative variation in the IGP-DI over the period).

(2)

It is related to the calculation of ISA CTEP’s pension liability by yield on the fair value of plan assets (less interest on the asset’s fair value) and change in the ceiling for the recognition of onerous assets/liabilities at the end of the year (less interest on the ceiling for the recognition of onerous assets/liabilities).

Sensitivity analysis:

		Medical			Contributions
		assistance	Education	Electricity	to social
Assumptions	Pension	plan	allowance	allowance	security
Change in discount rate
Discount rate increase by +1%	3,153,695	(28,506)	(4,543)	(657)	(533)
Discount rate decrease by -1%	4,021,163	35,186	5,736	783	640
Benefit increase change
Increase in benefit increase by +1%	—	—	6,028	802	—
Decrease in benefit increase by -1%	—	—	(4,826)	(682)	—
Change in medical trend
Increase in medical trend by +1%	—	32,144	—	—	—
Decrease in medical trend by -1%	—	(26,337)	—	—	—
Obligation base	488,508	247,022	33,779	6,738	5,455
Average duration of the plan	11.80	14.42	14.69	11.60	11.50

19.1.6	Plan assets

2020
XM	(11,244)
ISA CTEEP	—
Total plan assets	(11,244)

19.2	Long term employee benefits

Group employees in Colombia (ISA, ISA INTERCOLOMBIA, and XM) receive benefits associated to the length of service with the company, such as severance, seniority premium, and five-year period payments (quinquennium).

19.2.1	Quinquennium

The benefit consists of the five-year period payment of a fixed sum when the employee reaches five-year service in the company, and subsequently, every five-year service period.

19.2.2	Seniority premium

The benefit consists of the annual payment of one day’s salary per each year of service with the company, in the month of completion of each year of service. The benefit begins when participant completes five years of service with the company.

19.2.3	Severance

In ISA INTERCOLOMBIA, this benefit is granted in cause of termination of the employment contract and includes retirement, disability and death benefits. This benefit is based on the employee´s service period and average monthly salary.

The main actuarial assumptions used in the valuation of the non-current benefits are:

	DECEMBER 2020
Variables	ISA	ISA INTERCOLOMBIA	XM
Seniority premium discount rate	5.90%	5.70%	6.00%
Severance discount rate	—	4.80%	—
Minimum salary increase	4.50%	4.50%	4.50%
Rate of return on assets	N/A	N/A	N/A
Mortality chart	2008 valid rentiers	2008 valid rentiers	2008 valid rentiers
Turnover rate	“2003 SOA Pension Plan Turnover Study”	“2003 SOA Pension Plan Turnover Study” with an adjustment factor at 50%	110% of chat “2003 SOA Pension Plan Turnover Study”
Number of people covered by seniority premium and quinquennium	108	501	191
Number of people covered by severance	—	17	—

These benefits are valued annually. Movements for the year ended December 31, 2020, are as follows:

		Seniority premium
		and
	Severance	quinquennium	Total
Balance as of December 31, 2019	5,264	16,922	22,186
Current period service costs	87	1,540	1,627
Interest expense/revenue	270	1,014	1,284
Actuarial (gains)/losses from experience	(1,884)	1,332	(552)
Actuarial gains/(losses) from change in demographic assumptions	—	(228)	(228)
Actuarial (gains)/losses from financial assumptions	69	857	926
Benefits directly paid by the company	(1,220)	(2,261)	(3,481)
Other changes	—	(504)	(504)
Balance as of December 31, 2020	2,586	18,672	21,258

Sensitivity analysis:

Assumptions	Severance	Seniority/Quinquennium
Change in discount rate
Discount rate increase +1%	(69)	(1,134)
Discount rate decrease -1%	75	1,284
Change in salary increase
Increase in salary increase in +1%	107	1,328
Decrease in salary increase in -1%	(101)	(1,192)
Obligation base	2,586	18,672
Average term of the plan (years)	3.43	7.07

19.3	Termination benefits

Termination bonuses obligations related to employees of ISA TRANSELCA amount to COP 4,726 as of December 31, 2020.

The primary actuarial variables used in the valuation were:

Variables	2020
Discount rate	6.40%
Inflation rate	4.00%
Mortality chart	2008 valid rentiers
Turnover rate	"2003 SOA Pension Plan Turnover Study" with an adjustment factor at 30%
Number of people covered	154

Movements for the year ended December 31, 2020, are as follows:

Retirement
bonus
Balance as of December 31, 2019	3,871
Current period service costs	142
Interest expense/revenue	248
Previous services costs	—
Actuarial (gains)/losses from experience	465
Actuarial (gains)/losses from financial assumptions	—
Balance as of December 31, 2020	4,726

Sensitivity analysis:

Assumptions	Retirement bonus
Change in discount rate
Discount rate increase by +1%	(226)
Discount rate decrease by -1%	260
Change in salary increase
Increase in benefit increase by +1%	282
Decrease in benefit increase by -1%	(249)
Obligation base	4,726
Duration of the plan	5.50

20	Other liabilities and deferred revenue

2020
Deferred revenue (1)	494,013
Other liabilities (2)	1,321,747
1,815,760

Current	274,406
Non-current	1,541,354
Total	1,815,760

(1)	Deferred revenues and credits mainly correspond to:
●	In ISA, deferred revenues from construction services for infrastructure projects and from infrastructure use rights, for COP 143,464.
●	Internexa, COP 175,987, associated with advances received for the construction of fiber optics network.
(2)

It mainly includes other accounts payable for pre-existing infrastructure in RUTA DEL MAIPO for COP 796,232 and RUTA DE LA ARAUCANÍA for COP 59,040 and resources delivered by ANI to RUTA COSTERA for use in future periods, in accordance with the provisions of the concession contract, amounting to COP 203,934.

21	Equity

21.1	Authorized and paid-in capital and number of shares

ISA’s authorized capital amounts to COP$36,916, and is comprised of 1,107,677,894   outstanding ordinary shares, of which 39.77% (440,480,920 shares) are held privately, 8.82% (97,724,413 shares) are held by Empresas Publicas de Medellín, a public utilities company controlled by the state of Antioquia in Colombia, and 51.41% (569,472,561) are held by the Colombian Government. As of December 31, 2020, subscribed and paid–in capital amounts to COP$36,331. There are no potential dilutive shares.

21.2	Additional paid-in capital

Additional paid–in capital mainly corresponds to share premium from the Group’s capitalization.

21.3	Earnings per share

Earnings per share is calculated based on the annual weighted average of outstanding shares on the date of the statement of financial position. The Company does not have instruments with possible dilution effects.

2020
Profit attributable to ISA’s shareholders	2,059,191
Average of outstanding shares for the year	1,107,677,894
Basic and dilutive net profit per share (Colombian Pesos)	1,859

21.4	Dividends

Dividends declared in 2020 by ISA are detailed below:

2020
Net profit of previous period	1,643,505
Outstanding shares	1,107,677,894
Ordinary dividend per share (in COP)	675
Extraordinary dividend per share (in COP)	—
Total decreed dividends per share	675
Decclared dividends	747,683
Payment method	Ordinary and extraordinary dividends payable in two installments, July and December 2020

As of December 31, 2020, there is a liability amount recognized of COP 213,505, related to dividends payable to non-controlling shareholders of CTEEP, see Note 14.

21.5	Equity reserves

2020
Equity strengthening reserve (1)	5,287,151
Legal under tax provisions (2)	898,802
Rehabilitation and repair of STN assets	37,434
Legal	18,458
Total	6,241,845

(1)

In compliance with Article 47 of the Statutes, the General Shareholders’ Meeting created this occasional reserve, so that the company maintains its financial strength and the level of financial indicators required by credit rating agencies to support ISA´s investment qualification, and to fulfill contractual commitments acquired with financial entities. On March 29, 2020, the General Shareholders’ Meeting decided to increase this occasional reserve by COP 895,822.

(2)

Corresponds to the appropriation of net profits made in compliance with Article 130 of the Colombian Tax Statute, with the purpose of obtaining tax deductions for depreciation in excess of accounting depreciations

22	Revenues from contracts with customers

2020
Electricity transmission services	4,915,021
Road concessions	1,120,376
Construction services	2,194,300
Information and telecommunication technologies	379,168
Connection to the STN	260,201
CND-MEM Dispatch and coordination	155,723
Other operating revenues	86,058
Total	9,110,847

23	Concessions

The asset balances and operating revenues of concessions accounted for under IFRIC 12 are as follows:

Business	Concessionaire	Country	Assets	Revenues
Intangible asset (Note 11):
Electricity Transmission	CONSORCIO TRANSMANTARO	Peru	4,759,017	1,290,433
	ISA REP	Peru	1,442,082	645,533
	ISA PERU	Peru	153,195	68,257
Subtotal concessions in Peru:			6,354,294	2,004,223
Electricity Transmission	ISA BOLIVIA	Bolivia	42,400	75,090
	SISTEMAS INTELIGENTES EN RED	Colombia	3,387	18,180
Total concessions recognized as intangible assets:			6,400,081	2,097,493
Contract Asset (Note 5):
Electricity Transmission	ISA CTEEP	Brazil	8,592,807	2,407,674
	INTERLIGAÇÃO ELÉTRICA PINHEIROS	Brazil	387,562	20,392
	INTERLIGAÇÃO ELÉTRICA AGUAPEÍ	Brazil	347,666	307,682
	INTERLIGAÇÃO ELÉTRICA TIBAGI	Brazil	112,494	35,130
	INTERLIGAÇÃO ELÉTRICA ITAPURA	Brazil	101,022	36,121
	INTERLIGAÇÃO ELÉTRICA ITAQUERÊ	Brazil	359,778	223,816
	INTERLIGAÇÃO ELÉTRICA ITAÚNES	Brazil	191,653	113,528
	INTERLIGAÇÃO ELÉTRICA SERRA DO JAPI	Brazil	350,326	57,676
	INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS	Brazil	77,340	18,278
	EVRECY PARTICIPAÇÕES	Brazil	39,824	13,671
	INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE	Brazil	294,633	31,111
	INTERLIGAÇÃO ELÉTRICA SUL	Brazil	131,190	(5,517)
	INTERLIGAÇÃO ELÉTRICA BIGUAÇU	Brazil	72,708	—
Total concessions recognized as contract assets:			11,059,003	3,259,562
Financial asset (Note 5):
Electricity Transmission	ISA CTEEP	Brazil	97,033	731,521
	INTERLIGAÇÃO ELÉTRICA PINHEIROS	Brazil	4,755	10,099
	INTERLIGAÇÃO ELÉTRICA ITAPURA	Brazil	778	2,544
	INTERLIGAÇÃO ELÉTRICA ITAQUERÊ	Brazil	3,735	3,775
	INTERLIGAÇÃO ELÉTRICA SERRA DO JAPI	Brazil	3,424	5,827
	INTERLIGAÇÃO ELÉTRICA DE MINAS GERAIS	Brazil	1,332	2,673
	EVRECY PARTICIPAÇÕES	Brazil	662	3,134
	INTERLIGAÇÃO ELÉTRICA NORTE E NORDESTE	Brazil	5,418	4,675
	INTERLIGAÇÃO ELÉTRICA SUL	Brazil	1,651	1,954
Subtotal concessions in Brazil:			118,788	766,202
Road concessions	RUTA DEL MAIPO	Chile	6,102,452	932,447
	RUTA DEL MAULE	Chile	15,149	278,838
	RUTA DE LA ARAUCANÍA	Chile	694,643	122,815
	RUTA DEL BOSQUE	Chile	—	82,260
	RUTA DE LOS RÍOS	Chile	226,067	76,753
	RUTA DEL LOA	Chile	166,108	68,486
Subtotal concessions in Chile:			7,204,419	1,561,599
Road concessions	RUTA COSTERA	Colombia	1,922,633	95,672
Subtotal concessions in Colombia:			1,922,633	95,672
Total concessions recognized as financial assets:			9,245,840	2,423,473

24	Operating costs and expenses

24.1	Operating costs

Operating costs for the year ended December 31, 2020, are detailed below:

2020
Construction costs of concession contracts	1,628,854
Personnel costs	495,867
Depreciation	406,816
Amortization	358,729
Materials and maintenance	337,978
Services	212,625
Contributions and taxes	135,017
Miscellaneous	117,907
Insurance	58,364
Fees	44,128
Communication	27,176
Environmental	25,112
Leases	7,258
Studies and projects	6,378
Advertising, printed material, and publications	2,649
Total	3,864,858

24.2	Administrative expenses

Administrative expenses for the year ended December 31, 2020, are detailed below:

2020
Personnel expenses	289,339
Provisions	136,243
Fees	93,512
Depreciation	51,434
Amortization	39,096
Contributions and taxes	21,317
Environmental	21,457
Services	17,994
Materials and maintenance	14,513
Leases	1,953
Insurance	10,590
Advertising, printed material, and publications	10,471
Miscellaneous	7,299
Studies and projects	10,658
Communications	463
Total	726,339

25	Effect of periodic tariff review

Amount recognized in ISA CTEEP a result of the positive outcome of ANEEL’s Periodic Tariff Review (RTP) which is performed every five years and corresponds to the first review after the extension of the concession agreement 059 in 2018. Therefore, the resolution has a retroactive effect as of 2018 and considers the redefinition of all elements comprising the remuneration.

26	Share of profit of associates and joint ventures

Share of profit (losses) of associates and joint ventures are as follows:

2020
Transmissora Aliança de Energia Elétrica	215,238
Interligação Elétrica do Madeira	123,207
Interligação Elétrica Garanhuns	(58,401)
Interligação Elétrica Paraguaçu	109,903
Interligação Elétrica Aimorés	68,931
Interligação Elétrica Ivaí	92,561
ATP Tower Holding	(27,334)
Others	(4,739)

Total	519,366

The share of profits of associates and joint ventures includes the amounts related to the amortization of the differences between the amount paid for such investments and the book value of participations acquired, which amounted to $19,639 in 2020.

27	Financial results

Financial results are as follows:

2020
Financial income
Marketable securities	245,760
Trade receivables	55,689
Return on other assets	44,257
Commercial discounts	25,360
Monetary variation	27,435
Total financial income	398,501
Interest on bonds	784,120
Interest on other financial obligations	350,297
Other interest	105,240
Loss on the sale of investments	267,157
Commissions and other bank expenses	25,507
Miscellaneous	15,537
Total financial expenses	1,547,858
Exchange difference	(223,515)
Financial results	(1,372,872)

28	Related-party balances and transactions

Related-party transactions are carried out under market conditions and prices, in conditions equivalent to those existing for arm’s-length transactions.

As of the date of these financial statements, there are no granted guarantees associated with related-party balances or impairment on accounts receivable, except for the balance with Transnexa S.A. E.M.A., which is 100% impaired.

Balances and transactions between Group companies have been eliminated in the consolidation process and are not disclosed in this note.

Below are the Group’s related-party balances and transactions:

2020
Statement of financial position
Loans receivable from related parties	17,365
ATP TOWER HOLDINGS	16,962
DERIVEX	335
INTERLIGAÇÃO ELÉTRICA GARANHUNS S.A.	25
INTERLIGAÇÃO ELÉTRICA PARAGUAÇU S.A.	(5)
INTERLIGAÇÃO ELÉTRICA AIMORÉS S.A.	24
INTERLIGAÇÃO ELÉTRICA IVAÍ S.A.	24
TRANSNEXA S.A. Accounts payable to related parties	—
TRANSNEXA S.A.	62
Revenues
ATP TOWER HOLDINGS	9

28.1	Key Senior Management personnel

Thse include the members of ISA´s Board of Directors, Senior Management, and the directors who are entitled to make high-impact financial decisions.

The Senior Management is composed of the CEO and board-level employees reporting directly to the CEO.

At the end of 2020, there are no transactions other than remuneration transactions between the company and members of its Board of Directors.

(1)	Remuneration of the Board of Directors

For attending Board meetings and committees, the members received fees established by the General Shareholders’ Meeting, equivalent to 141 UVT per meeting (equivalent to COP 35.607).

The total remuneration of the Board of Directors for 2020 was COP 1,364.

As of December 31, 2020, there are no labor relations between the members of the Board and the company, or business relations between the company and close relatives of members of the Board of Directors. (See Note 3.23).

(2)	Accounts receivable from Senior Management

Accounts receivable from Senior Management in 2020 amounted to COP 1,823.

(3)	Remuneration of key Senior Management personnel

2020
Remuneration	11,898
Short-term benefits	6,179
Board of Director’s fees (1)	2,272
20,349

(1)	Fees earned by members of ISA’s key Senior Management for attending the Group’s Board Meetings or Steering Committees.

There are no guarantees granted in favor of key Senior Management personnel.

28.2	Balances and transactions with the Colombian government

As of December 31, 2020, the Colombian Government, as controlling shareholder and acting through the Ministry of Finance and Public Credit (MHCP), holds a 51.4114% interest in ISA’s subscribed and paid-in capital.

●	There are no transactions other than dividends paid by ISA to the MHCP. In 2020, ISA paid dividends to the MHCP for COP 384,394.

●	Representatives of the government that are members of the Board of Directors of ISA are considered the government’s key directors for ISA.

There are no transactions other than the remuneration to the members of the Board of Directors. (See Note 3.23, paragraph a).

●	As of December 31, 2020, there are no significant balances with entities over which the Nation holds a controlling interest.

29	Operating segments

A description of the Group’s business segments is included in Note 3.25 – Information by business segment.

The following segment information is reported based on the information used by the Board of Directors as the top body to make strategic and operational decisions. The performance of the segments is reviewed based primarily on an analysis of income, costs, expenses and overall results for the period generated by each segment which are regularly monitored.

The information disclosed in each segment is presented net of transactions between the Group companies.

●	Statement of comprehensive income

	Electricity		IT and	Total
	Transmission	Road	Telecommunications	Operating
	business	concessions	business	segments
2020
Revenues	7,074,563	1,657,271	379,013	9,110,847
Operating costs	(2,769,886)	(844,137)	(250,835)	(3,864,858)
Gross profit	4,304,677	813,134	128,178	5,245,989
Administrative expenses	(572,921)	(60,206)	(93,212)	(726,339)
Effect of periodic tariff review	1,056,979	—	—	1,056,979
Share profit of associates and joint ventures	546,709	(9)	(27,334)	519,366
Other income (expenses)	114,679	(18,268)	18,923	115,334
Operating income	5,450,123	734,651	26,555	6,211,329
Financial results	(831,699)	(507,270)	(33,903)	(1,372,872)
Profit before taxes	4,618,424	227,381	(7,348)	4,838,457
Income taxes	(1,003,793)	(58,348)	(12,091)	(1,074,232)
Profit for the year	3,614,631	169,033	(19,439)	3,764,225
Non-controlling interest	1,702,865	2,095	74	1,705,034
Profit attributable to controlling interest	1,911,766	166,938	(19,513)	2,059,191

●	Statement of financial position

Assets

2020
Electricity Transmission business	40,522,417
Road concessions	12,328,234
IT and Telecommunications business	1,343,418
Total assets by bussines unit	54,194,069

Liabilities

2020
Electricity Transmission business	24,269,682
Road concessions	8,966,132
IT and Telecommunications business	812,062
Total liabilities by bussines unit	34,047,876

30	Disputes and claims

As of December 31, 2020, the Group is involved as defendant in administrative, civil, and labor judicial proceedings, none of which have the potential to cause significant impacts in the Group´s financial position and results of operations.

The most significant cases and corresponding provisions are presented below; there are no other cases that individually represent 5% of more of the provision for contingencies recognized as of December 31, 2020 of COP 81,705; see Note 17.

			Estimated
Company	Nature	Description of the proceeding	value	Probability
CTEEP	Labor	Disputes related to compensation including equality, overtime, perilous conditions, among others.	33.380	Probable
CTEEP and subsidiaries	Civil	Land disputes, related to the constitution of easements, expropriations, compensation and business actions	22.430	Probable
ISA TRANSELCA	Civil	Popular and group actions	8.360	Probable

The Group is a defendant in labor, civil, social security and tax lawsuits involving risks of loss which, which based on management´s assessment supported by its internal and third-party legal counsels are classified as possible loss. The estimated amount involved COL 515,524 as of December 31, 2020, for which no provision was recognized.

31	Guarantees

The Group provides guarantees to support the growth of their different business units and to ensure the viability of strategic commercial projects and operations. Guarantees within the framework of paragraph 14 of IFRS 7 corresponding to pledged assets as contingent asset/liability guarantees granted by the Group.

As of December 31, 2020, the total amount of outstanding guarantees is as follows:

Colombia COP 5,345,852 million, Brazil COP 1,547,457 million and Chile COP 202,722,141 million.

32	COVID-19 Implications

The Covid-19 outbreak was first reported in late 2019 in China. Subsequently, taking into account the level of expansion, the World Health Organization (WHO) declared the outbreak as a pandemic on March 11, 2020. Said status is maintained to the date of these financial statements.

Many countries have undertaken various public health measures to control the spread of COVID-19, including mandatory quarantines, forced economic shutdowns and travel restrictions, as well as economic measures to mitigate the impacts of such public health policies on their respective national economy.

The Covid-19 pandemic has also caused significant volatility in financial markets around the world. While governments have announced aid packages to the most affected people and taken macroeconomic measures to face the crisis, the COVID-19 pandemic has disrupted economies worldwide.

On March 17, 2020, Colombia Government, through Legislative Decree 417 of 2020, declared a 30-day state of national emergency in light of the health and economic crisis caused by the outbreak of COVID-19. On May 6, 2020, the Government declared a state of emergency for an additional 30 days. For the rest of 2020, the National Government and local authorities implemented sectored lockdowns, and partial closures of commerce and not essential economic activities according to the number of new cases of infected population and hospital capacity. The Government also has implemented other economic and public health measures to address the crisis, including (i) border closure for all non-citizens and non-residents; (ii) short term and low interest loans for all types of agricultural producers; (iii) payroll subsidies for companies and credit lines for different sectors of the economy; (iv) incentivizing working from home and a mandatory work from home order for 80% of Government employees and (v) reduction in the prices of gasoline, among others.

This situation did not generate any significant impact to the Group´s operations, particularly due to the fact that the businesses operated by ISA are long-term in nature and have predictable, regulated revenues and insignificant demand risk hence were not impacted as compared other economic sectors that experienced severe impacts and disruption of normal operations.

Nonetheless, the Group has set up a permanent crisis committee, which has taken the following measures, among others, to protect the integrity of its employees and its stakeholders: (i) permanent monitoring of the health conditions of its own and third party employees, (ii) follow-up on the pandemic’s progress in the regions where we are present, (iii) implementation of working from home policies and procedures for employees in Latin America who do not need to be on site (people who should return to the facilities must not have a COVID-19 infection vulnerability condition), (iv) the suspension of all national and international travels and, (v) the suspension of visits from external parties in the company´s headquarters. These measures also include the activation of business contingency plans, which comprise alternate control centers and distributed operation, distributed and alternated work groups, training of reserve staff to operate critical positions at control centers, reinforcement in the disinfection of spaces, supply of personal protection equipment, reinforcement in team training on critical processes, and modernization of facilities to mitigate contagion.

33	Subsequent events

●	On February 3, 2021, ISA CTEEP issued of 672.500 bonds for BRL 672.000, maturing on July 15, 2044.

●	On March 2, 2021, ISA CTEEP acquired all the shares representing the capital stock of Piratininga-Bandeirantes Transmissora de Energia (PBTE). This acquisition was made through the purchase of the interests held by SF Energía S.A. (93%) and Kavom Energía (7%) in this company. The final acquisition price was BRL 1.571 million (COP 1 trillion).

●	In March 2021, the Group´s Board of Directors authorized management to start the process for the future sale of its subsidiary Internexa, which represents the Group’s Telecommunication segment. However, considering that such process also requires the approval of the Colombian Ministry of Finance and Public Credit (“MHCP”) under law 226/1995, and the change in control of Grupo ISA as disclosed below, such process is contingent upon other additional approvals yet to be executed.

●	On July 26, 2021, ISA Interchile issued its first green bond listed on the Singapore Securities Exchange for an amount of USD 1,2 billion for a 35-year term. The objective was to restructure the debt commitments acquired during the construction phase of the Cardones - Polpaico 2×500 kV Transmission Line, a key infrastructure to decarbonize the matrix and contribute to climate change mitigation.

●	On August 11, 2021, Ecopetrol (a Colombian Oil and Gas Company controlled by the Colombian government) signed an inter-administrative share purchase agreement (“Inter-Administrative SPA”) with the Colombian government’s MHCP pursuant to which it agreed to acquire 51.4% of the outstanding shares of ISA from the MHCP (the “Acquisition”) for a purchase price of COP$14,236,814,025,000, or approximately US$3,672,992,823.94 (the “Acquisition Price”) based on the COP/US$ market exchange rate of COP$3,876.08 to US$1.00 in effect on August 20, 2021, the date the Acquisition was consummated. Related to this transaction, Ecopetrol and MHCP were named as defendants in a public action filed on July 21, 2021 First Section of the Administrative Tribunal of Cundinamarca by Fundación Defensa de la Información Legal y Oportunidad – Dilo Colombia (“Fundación Dilo”). The complaint sought, among other things, to prevent the MHCP from selling its ownership stake in ISA to Ecopetrol unless a competitive bid was undertaken and ISA, although named in this action, is not a defendant.

●	On March 26, 2021, the ISA Board of Directors approved the issuance of bonds in the international capital markets.